ANNUAL INFORMATION FORM

of

B2GOLD CORP.

March 28, 2013

B2GOLD CORP.
ANNUAL INFORMATION FORM

INTRODUCTORY NOTES

Date of Information

In this Annual Information Form, B2Gold Corp., together with its subsidiaries, as the context requires, is referred to as “B2Gold” or the “Company”. All information contained in this Annual Information Form is as at December 31, 2012, unless otherwise stated, being the date of the most recently completed financial year of the Company, and the use of the present tense and of the words “is”, “are”, “current”, “currently”, “presently”, “now” and similar expressions in this Annual Information Form is to be construed as referring to information given as of that date.

Cautionary Note Regarding Forward-Looking Statements

This Annual Information Form contains statements of forward-looking information within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial) and business prospects (including the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Annual Information Form reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements.

A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements. Such factors include, among others:

  changes in national and local government, legislation, taxation, regulations and political or economic developments in Nicaragua, Namibia, the Republic of the Philippines (the “Philippines”), Colombia and Uruguay, or other countries in which the Company may carry on business in the future;

  future prices of gold;

  possible variations in mineral reserves, grade or recovery rates;

  accidents, labour disruptions, inability to obtain suitable or adequate machinery, equipment or skilled employees or contractors and other risks of the mining industry;

  productions problems and changes in mining processing and overhead costs;

  changes in mineral reserve and resource estimates;

  risks related to operations in remote areas;

  property interests, title to properties, permits and licenses, environmental risks and development;

  risks related to joint ventures;

  economic factors affecting the gold mining industry, competition, fluctuation in consumer price indexes, inflation, foreign exchange rate fluctuations, fluctuation of securities prices and additional financing; and

  dependence on key personnel, conflicts of interest,

as well as those factors listed in the “Risk Factors” section of this Annual Information Form. This list is not an exhaustive list of the factors that may affect any of the Company’s forward looking statements. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements.

Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Annual Information Form and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Currency and Exchange Rate Information

The financial statements included herein are reported in U.S. dollars. A reference in this Annual Information Form to:

  “C$” is to the lawful currency of Canada;

  “N$” is to the lawful currency of Namibia;

  “córdobas” is to the lawful currency of Nicaragua;

  “PHP” is to the lawful currency of the Philippines; and

  “US$” is to the lawful currency of the United States.

The following table sets forth, for each period indicated, the high and low exchange rates for Canadian dollars expressed in U.S. dollars, the average of such exchange rates during such period, and the exchange rate at the end of such period. These rates are based on the Bank of Canada noon spot rate of exchange.

Fiscal Year Ended December 31,

	2010	2011	2012

Rate at the end of period	US$1.0054	US$0.9833	US$1.0051

Average rate during period	US$0.9709	US$1.0111	US$1.0004

Highest rate during period	US$1.0054	US$1.0583	US$1.0299

Lowest rate during period	US$0.9278	US$0.9430	US$0.9599

On March 28, 2013, the noon rate of exchange for one Canadian dollar in United States dollars as reported by the Bank of Canada was C$1.00 = US$0.9846. As of the same date, based on cross rates with the Canadian dollar:

  one Nicaraguan córdoba equalled US$0.0402;

  one Namibian dollar equalled US$0.1087;

  one Philippine peso equalled US$0.0245; and

  one Colombian peso equalled US$0.0005.

Technical Information

The estimated mineral reserves and mineral resources for the Company’s various mines and mineral projects set forth herein have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by CIM Council on November 27, 2010 (the “CIM Standards”), which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the CIM Standards:

A mineral resource is a concentration or occurrence of natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserve and proven mineral reserve.

A probable mineral reserve is the economically mineable part of an Indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Canadian standards for public disclosure of scientific and technical information concerning mineral projects differ significantly from the requirements of U.S. securities laws. Resource information contained herein or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions in the United States Securities and Exchange Commission’s (the “SEC”) Industry Guide 7 (“Guide 7”) under the U.S. Securities Act. Under Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Under Guide 7 standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves or that they can be mined economically or legally. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an inferred mineral resource will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or that it can be economically or legally mined.

Accordingly, information contained or incorporated by reference in this Annual Information Form contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

B2Gold was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 30, 2006. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1 and its registered office is located at Suite 1600, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2.

References to the “Company” in this Annual Information Form include B2Gold’s wholly-owned subsidiaries as the context requires.

Intercorporate Relationships

A significant portion of B2Gold’s business is carried on through subsidiaries. A chart showing the names of the material subsidiaries of B2Gold and their respective jurisdiction of incorporation is set out below.

____________________
Notes:

(1)	All ownership of subsidiaries is 100% unless indicated. Certain subsidiaries are indirectly owned by B2Gold through wholly-owned subsidiaries not reflected above.
(2)	Colombian branches are not separate legal entities.

GENERAL DEVELOPMENT OF THE BUSINESS

B2Gold is a Vancouver-based gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Nicaragua and Uruguay. Currently, the Company is operating La Libertad gold mine (formerly referred to as the Orosi mine) (“La Libertad Mine”) and the El Limon gold mine (the “Limon Mine”) in Nicaragua, and the Masbate gold mine (the “Masbate Mine”) in the Philippines. The Company has a 92% interest in the Otjikoto gold project (the “Otjikoto Project”) in Namibia, a 49% interest in the Gramalote property in Colombia (the “Gramalote Project”), an 80% interest in the Cebollati property in Uruguay (the “Cebollati Property”), a 100% interest in the Trebol and Pavon properties in Nicaragua, the Bellavista property in Costa Rica (the “Bellavista Property”) and the Mocoa property in Colombia. The Company also has a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”) and two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

Three Year History

Over the three most recently completed financial years, the events described below contributed materially to the development of the Company’s business.

2010 Developments

Ore processing at La Libertad Mine recommenced on December 15, 2009 with the first doré bar produced on January 5, 2010. The mill at La Libertad was originally designed to process 3,500 tonnes of ore per day. A second ball mill, which was not included in the original plant design, was installed and commissioned at La Libertad Mine in 2010.

On February 18, 2010, the Company completed a bought deal public offering of 25,624,111 common shares of the Company (“Common Shares”), which included 3,342,276 Common Shares issued on exercise of the over-allotment option, at a price of C$1.25 per share for gross proceeds of C$32,030,138.75. The offering was conducted by a syndicate of underwriters, led by Genuity Capital Markets, Macquarie Capital Markets Canada Ltd. and Haywood Securities Inc., and including Canaccord Financial Ltd. and Raymond James Ltd.

On July 22, 2010, the Company entered into an assignment, settlement and release agreement (the “Kupol Sale Agreement”) with Kinross Gold Corporation (“Kinross”), White Ice Ventures Limited (“White Ice”), 6674321 Canada Inc. (“6674321”) and BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, pursuant to which the Company and BKWE agreed to assign to White Ice, a wholly-owned subsidiary of Kinross, all of the Company and BKWE’s respective rights and interest in the East Kupol Licence and West Kupol Licence (together, the “Chukotka Licences”). Under the terms of a purchase and sale agreement dated December 21, 2006, as amended, between White Ice, 667321, Kinross and the Company (the “Initial Agreement”), the Company had the right to acquire half of Kinross’ indirect interest in the Chukotka Licences.

Pursuant to the terms of the Kupol Sale Agreement, White Ice made a cash payment of US$33 million to BKWE on closing of the transaction, and agreed to make contingent payments of US$15 million for each incremental million ounces of proven and probable gold reserves, up to a maximum of US$135 million, publicly disclosed by Kinross with respect to the area covered by the Chukotka Licences (the “Contingent Payments”). The gold reserves are to be determined on the basis of a 100% interest in the Chukotka Licences area in accordance with NI 43-101. In addition, the Company will receive payments equal to 1.5% of net smelter returns from the commencement of production from the area covered by the Chukotka Licences (the “NSR Payments”). White Ice may at any time be released from making any further NSR Payments by making a cash payment to BKWE of US$30 million. In certain circumstances, if Kinross’ indirect percentage interest in the Chukotka Licences is reduced below 75%, the amount of any Contingent Payments and/or NSR Payments to be made after such reduction will be adjusted in accordance with the terms of the Kupol Sale Agreement.

On August 12, 2010, the Company and AngloGold Ashanti Limited (“AngloGold”) entered into an agreement amending the Gramalote Shareholders Agreement (the “Gramalote Amending Agreement”) pursuant to which, AngloGold retained a 51% interest and became manager of the joint venture project and the Company retained a 49% interest. Each party has equal representation on the joint venture management committee.

On September 2, 2010, the Company entered into an agreement (the “Cebollati Option Agreement”) with Weeping Apple S.A., a private Uruguayan company, to option the Cebollati Property located in Uruguay. Pursuant to the terms of the Cebollati Option Agreement, the Company earned an 80% interest in the Cebollati Property by paying an aggregate of US$1 million. On January 31, 2012, the Company made the final cash payment under the Cebollati Option Agreement and now holds an 80% interest in the Cebollati Property. The Company is required to fund all exploration work through feasibility and is subject to the continuing obligations set out in the Cebollati Option Agreement.

During the year ended December 31, 2010, the Company received C$3,833,829 pursuant to the exercise of 4,387,819 stock options and C$24,659,595 pursuant to the exercise of 25,027,217 warrants (including C$16,278,776 pursuant to the exercise of 15,853,652 warrants held by former Central Sun Mining Inc. warrant holders).

2011 Developments

On March 31, 2011, the Company announced a 180% increase in inferred resources at La Libertad due to the new resource outlined on the Jabali zone located approximately 10 kilometres east of the mill facility at La Libertad Mine. The new inferred resource was based on a total of 55 diamond drill holes totaling 9,660 metres. The drilling focused on the Antenna and Central Zones at the Jabali zone. The new inferred resource totals 3.55 million tonnes at 4.58 g/t of gold containing 522,000 ounces of gold. The Company filed a technical report for the inferred resource estimate on May 13, 2011. Confirmation of the inferred resource with infill drilling could not only add several years to La Libertad’s mine life but more importantly, allow the potential to deliver in the near term higher grade ore to the mill at La Libertad Mine.

On December 22, 2011, the Company acquired 100% of the shares of Auryx Gold Corp. (“Auryx”) by way of plan of arrangement (the “Auryx Arrangement”). The Auryx Arrangement was carried out pursuant to the terms and conditions contained in an arrangement agreement (the “Auryx Agreement”) dated November 10, 2011 between the Company and Auryx. Pursuant to the terms of the Auryx Agreement and the Auryx Arrangement, on December 22, 2011, Auryx became a wholly-owned subsidiary of the Company and all of the issued and outstanding common shares of Auryx were transferred to the Company in consideration for the issuance by the Company to former shareholders of Auryx of 0.23 of a Common Share, plus a cash payment of C$0.001, for each Auryx common share held. The Company issued an aggregate of 37,187,002 Common Shares to the former Auryx shareholders in connection with the Auryx Arrangement. The outstanding stock options of Auryx were exchanged for B2Gold stock options to acquire Common Shares of the Company based on the 0.23 to 1 exchange ratio, having the same terms as the Auryx options for which they were exchanged. In addition, the outstanding warrants of Auryx were assumed by the Company at the time of closing of the Auryx Arrangement and became exercisable to acquire that number of Common Shares of the Company determined by reference to the share exchange ratio of 0.23 to 1.

The acquisition of Auryx added to the Company’s property portfolio a 92% interest in the Otjikoto Project in Namibia. See “Material Projects – Otjikoto Project” and “Mineral Properties – Otjikoto Project” below. In addition, the Company also acquired a 100% interest in two additional mineral properties in Namibia. Additional information relating to Auryx and its properties is available under Auryx’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

During the year ended December 31, 2011, the Company received C$5,800,244.80 pursuant to the exercise of 5,700,186 stock options and C$1,940,000 pursuant to the exercise of 2,000,000 warrants.

2012 Developments

On April 5, 2012, the Company announced an update of its mineral resources as at December 31, 2011 for the Jabali deposit at La Libertad Mine and the Otjikoto Project.

Based on the successful 2011 exploration and infill drilling programs, the Company reported an increase in mineral resources at Libertad Mine for the Jabali deposit. The new mineral resource for the Jabali Antenna and Central zones, which was reported within a $1,350 per ounce gold optimized Whittle pit shell above a cut-off grade of 0.70 g/t gold, included an indicated mineral resource of 4.19 million tonnes at a grade of 3.39 g/t gold containing 456,863 ounces of gold and inferred mineral resources is 1.89 million tonnes at a grade of 3.06 g/t gold containing 186,610 ounces gold. The most significant increase is in indicated mineral resources as a result of the conversion of mineral resources from the inferred category due to infill drilling. This new resource at Jabali not only indicates the potential to significantly increase Libertad’s original seven year mine life but also the potential to deliver higher grade ore to the mill which should result in higher annual gold production and lower operating costs per ounce produced. The Company has received the mining permit for the Jabali Central deposit and plans to commence the shipping of Jabali ore to the Libertad mill in the first quarter of 2013, initially utilizing an upgraded existing road.

In respect of the Otjikoto Project, the Company reported an updated indicated mineral resource estimate of 24.93 million tonnes at a grade of 1.74 g/t gold containing 1,392,690 ounces of gold on a 100% basis using a cut-off grade of 0.4 g/t gold. When a cut-off grade of 0.5 g/t gold is used, the Otjikoto Project has an updated indicated mineral resource estimate of 21.37 million tonnes at a grade of 1.95 g/t gold containing 1,340,385 ounces of gold on a 100% basis within the optimized pit shell.

On April 24, 2012, the Company and AngloGold announced a new Joint Ore Reserves Committee Code (“JORC”) and NI 43-101 compliant mineral resource estimate for the Gramalote Central Zone and Trinidad. Total measured and indicated resources at Gramalote Central at a 0.25 g/t gold cut-off, within a $1,600 per ounce gold optimised Whittle pit consists of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.5 million troy ounces of gold. The Gramalote Central and Trinidad inferred resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million troy ounces of gold using similar parameters as the measured and indicated resource.

On May 2, 2012, the Company acquired 20 million units of Calibre at a price of C$0.25 per unit for a total investment of C$5 million pursuant to a subscription agreement between the parties. Each unit is comprised of one common share of Calibre and one-half of one share purchase warrant. Each whole warrant entitles the holder thereof to acquire one common share of Calibre at a price of C$0.50 per share for a period of twelve months from the date of issuance. Upon completion of this acquisition, the Company owned 20 million common shares, representing approximately 10.6% of the issued and outstanding common shares of Calibre.

On August 10, 2012, the Company acquired a 100% interest in the Trebol and Pavon gold properties in Nicaragua from Radius in consideration of C$20 million, payable in 4,815,894 Common Shares of the Company. The Company and Radius entered into a joint venture agreement on a 60% - 40% basis with respect to each of the San Jose and La Magnolia properties in Nicaragua and continue jointly exploring the properties with the Company and Radius contributing 60% and 40%, respectively, of the exploration expenditures of each joint venture.

On September 18, 2012, the Company entered into a merger implementation agreement (“Merger Agreement”) with CGA Mining Limited (“CGA”) pursuant to which the Company agreed to acquire all of the issued and outstanding securities of CGA. The merger transaction completed on January 31, 2013. Details of the transaction are set out under the heading “Significant Acquisitions” below.

On December 5, 2012, B2Gold Namibia, a subsidiary of the Company, was granted a mining licence by the Namibian Ministry of Mines for the Otjikoto Project, which licence is valid for 20 years. This was the last major requirement prior to commencing full scale mine construction.

During the year ended December 31, 2012, the Company received C$5,143,436.20 pursuant to the exercise of 3,586,273 stock options and C$3,501,216.88 pursuant to the exercise of 1,613,464 warrants.

Events Subsequent to 2012

In January 2012, the Company accepted a committed letter of offer from Macquarie Bank Limited (“Macquarie”) for a fully underwritten $150 million secured credit facility (the “Facility”). Macquarie will be the Sole Underwriter and the Facility Agent. The syndicate will include HSBC Securities (USA) Inc. as a Lead Arranger and HSBC Bank USA, National Association has committed to fund $50 million of the Facility. The Facility will be comprised of three tranches of $50 million each for a total of $150 million and will replace the existing $25 million revolving credit facility with Macquarie. The term of the Facility will be for a period of four years with a final repayment date of March 31, 2017 and the Facility has an interest rate of LIBOR plus a margin of 3.5%. The Facility will be used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes.

The results of a feasibility study for the Otjikoto Project (the “Otjikoto Feasibility Study”) were announced on January 10, 2013 demonstrating robust economic indicators for the Otjikoto Project. Construction on the Otjikoto Project commenced in January 2013 and is scheduled for completion in the fourth quarter of 2014, when mill production will begin. See “Mineral Properties – Otjikoto Project” below for additional information.

Significant Acquisitions

Pursuant to the terms of the Merger Agreement, on January 31, 2013, CGA became a wholly-owned subsidiary of the Company. The transaction was structured as an acquisition of ordinary shares of CGA by way of a scheme of arrangement under the Australian Corporations Act 2001 (the “Scheme”). CGA shareholders received 0.74 of a Common Share for each existing CGA ordinary share held. The Company also issued Common Shares to CGA stock option holders as consideration for the cancellation of their CGA options based on the “in-the-money” amount of such CGA option, as at the date of the Merger Agreement. The Company issued an aggregate of 251,973,198 Common Shares in connection with the Scheme. Upon completion of the Scheme, existing B2Gold shareholders and former CGA shareholders own approximately 61% and 39%, respectively, of the issued and outstanding Common Shares of the Company.

The combination of the Company and CGA resulted in a merged entity operating the Masbate Mine in the Philippines, in addition to the Company’s existing Limon Mine and La Libertad Mine in Nicaragua. As a result of the transaction, the Company now indirectly holds a 19.0% ownership interest in Ratel Group Limited, a TSX listed company, a 15.9% ownership interest in St. Augustine Gold and Copper Limited, a TSX listed company and an 8.7% ownership interest in Sierra Mining Limited, an Australian Stock Exchange listed company. See “Mineral Properties – Masbate Mine” below.

DESCRIPTION OF THE BUSINESS

General

The Company is a gold mining company with a strategic focus on acquiring and developing interests in mineral properties with demonstrated potential for hosting economic mineral deposits with gold deposits as the primary focus. The Company conducts gold mining operations and exploration and drilling campaigns to define and develop resources and reserves on its properties with an intention of developing, constructing and operating mines on such properties. The Company’s material properties are its La Libertad Mine and Limon Mine in Nicaragua, the Masbate Mine in the Philippines, the Otjikoto Project in Namibia, and the Gramalote Project in Colombia.

The Company also holds a material interest in the Cebollati Property in Uruguay, owns the Trebol and Pavon properties in Nicaragua, the Bellavista Property in Costa Rica, and the Mocoa property in Colombia. The Company also has two joint ventures in Nicaragua with Radius and one joint venture in Nicaragua with Calibre.

The Company’s corporate objective is to build an intermediate gold company through the development of gold properties, organic growth through exploration, and by capitalizing on its management experience through strategic acquisitions.

Principal Product

The Company’s principal product is gold, with gold production forming a significant part of revenues. There is a global market into which the Company can sell its gold and, as a result, the Company is not dependent on a particular purchaser with respect to the sale of the gold that the Company produces.

The Company began producing gold in 2009 at its Limon Mine following the acquisition of Central Sun Mining Inc. (“Central Sun”). In January 2010, the Company also began producing gold at its La Libertad Mine following the completion of the conversion of the mine from a heap leach mine to a conventional milling and carbon in pulp (“CIP”) operation.

Special Skills and Knowledge

Various aspects of the Company’s business require specialized skills and knowledge. Such skills and knowledge include the areas of permitting, engineering, geology, drilling, metallurgy, logistical planning and implementation of exploration programs as well as legal compliance, finance and accounting.

Competitive Conditions

The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of quality precious metal mineral properties. The ability of the Company to acquire precious mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Employees

The Company’s business is administered principally from its head office in Vancouver, British Columbia, Canada. The Company also has offices in Managua, Nicaragua; Manila, Philippines; Windhoek, Namibia; Medellin, Colombia; and Miramar, Costa Rica. As at the date of this Annual Information Form, the Company, including its subsidiaries, employed a total of 1,393 full-time employees and 1,610 contract employees. The table below sets out the employees of the Company at each of the following locations:

Location	Number of Employees

	Full-time	Contract

Nicaragua	902	1,495

Philippines	347	68

Namibia/South Africa	57	34

Colombia	21	6

Uruguay	5	0

Costa Rica	8	5

Russia	2	0

Vancouver, B.C. Corporate Office	51	2

Environmental and Regulatory

The Company has adopted an environmental policy designed to ensure all environmental risks are adequately addressed while committing to environmental protection and public welfare for all the Company’s activities. The Company is also implementing procedures designed to measure compliance with the environmental policy and applicable regulatory guidelines and monitor the environmental compliance of all operations and reports as part of the corporate annual monitoring requirements. In addition, the Company will work with environmental regulatory agencies to ensure that the performance of the operations of the Company is at a level that is acceptable to the regulatory authorities. The Company will encourage open dialogue and has prepared a procedure for responding to concerns of all entities with respect to environmental issues.

MINERAL PROPERTIES

The Company’s material property interests are grouped geographically as follows:

(a)	La Libertad Mine and the Limon Mine, located in Nicaragua;

(b)	the Masbate Mine, located in the Philippines;

(c)	the Otjikoto Project, located in Namibia; and

(d)	the Gramalote Project, located in Colombia.

The Company also owns or has an interest in the Cebollati Property in Uruguay, the Bellavista Property in Costa Rica, the Trebol and Pavon properties in Nicaragua and the Mocoa property in Colombia. The Company has two joint ventures in Nicaragua with Radius and one joint venture in Nicaragua with Calibre.

More detailed information on the Company’s material properties, including project description and location, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling sampling, and mineral resource and mineral reserve estimates, can be found in the following technical reports:

1.

Technical Report on the Orosi Mine, Nicaragua: 2008 Exploration Program and Mineral Resource Estimate, San Juan Zone dated March 14, 2009, as amended July 14, 2009 (the “La Libertad Technical Report”);

2.	NI 43-101 Technical Report, Jabali Project, La Libertad Region, Nicaragua dated May 12, 2011 (the “Jabali Technical Report ”)

3.	Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza-La India Areas, Nicaragua dated March 14, 2009 (the “2009 Limon Technical Report”);

4.	Technical Report of Mineral Resources and Mineral Reserves, Limon Mine and Mestiza Areas, Nicaragua dated March 31, 2008 (the “2008 Limon Technical Report”);

5.	NI 43-101 Technical Report Masbate Gold Project Republic of the Philippines dated June 20, 2012 (the “Masbate Technical Report”);

6.	Independent Technical Report on the Otjikoto Gold Project dated March 31, 2010 (the “Otjikoto Technical Report”);

7.	Otjikoto Gold Project NI 43-101 Technical Report Feasibility Study dated February 25, 2013 (the “Otjikoto Feasibility Study”); and

8.	NI 43-101 Technical Report on Resources, Gramalote Project, Providencia, Colombia dated June 8, 2012 (the “2012 Gramalote Technical Report”).

Summary of Mineral Reserves and Mineral Resources Estimates for Material Projects

The following table sets forth the attributable estimated mineral reserves and mineral resources of the Company’s material properties: La Libertad Mine, the Limon Mine, the Masbate Mine, the Otjikoto Project and the Gramalote property:

Mineral Reserves - Proven and Probable (1)
Mine	Tonnes	Grade (g/t)	Gold (Ounces)
La Libertad (2)	11,883,000	1.70	648,200
Limon (2)	1,376,000	4.82	213,100
Masbate (3)	113,483,000	0.82	2,999,400
Otjikoto (4)	27,053,000	1.42	1,233,900
Total Proven and Probable Mineral Reserves			5,094,600
Mineral Resources - Measured and Indicated (1)
Property	Tonnes	Grade (g/t)	Gold (Ounces)
La Libertad (2)	4,659,000	3.14	470,900
Limon (2)	2,241,000	4.74	341,800
Masbate (3)	202,499,000	0.88	5,737,900
Otjikoto (4)	3,467,000	1.02	113,700
Gramalote (5)	48,077,000	0.81	1,251,400
Total Measured and Indicated Mineral Resources			7,915,700
Mineral Resources - Inferred (1)
Property	Tonnes	Grade (g/t)	Gold (Ounces)
La Libertad (2)	4,992,000	2.14	342,800
Limon (2)	762,000	4.52	110,500
Masbate (3)	72,318,000	0.69	1,598,500
Otjikoto (4)	2,101,000	1.48	100,100
Gramalote (5)	72,803,000	0.36	847,000
Total Inferred Mineral Resources			2,998,900

Notes:

(1)

The mineral reserves and resources reported herein are based on the CIM Standards. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral reserves and resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

(2)

The mineral reserve and mineral resource estimates for La Libertad and Limon projects were compiled and verified as of December 31, 2012 under the supervision of Brian Scott, P.Geo., B2Gold’s Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, both Qualified Persons as defined under NI 43-101. The estimates reflect the attributable mineral reserves and mineral resources based on B2Gold’s 100% interest in La Libertad Mine and its 95% interest in the Limon Mine. Mineral reserves are exclusive of mineral resources.

(3)

The mineral reserve and mineral resource estimates for the Masbate Mine were prepared as of February 28, 2013 by Mark Turner, B Eng. (Mining)(Hons) MAusIMM CP (Man) and Andrew Vigar, BAppSc Geo FAusIMM MSEG, all qualified persons for the purposes of NI 43-101. Mineral reserves are reported fully diluted within 2011 design pits. Mineral resources are reported unconstrained by pit shells. Mineral resources are based on a new B2Gold block model and are inclusive of mineral reserves.

(4)

The mineral reserve and resource estimates for the Otjikoto Project were prepared as of January 10, 2013 by Hermanus J Kriel, Pr.Eng., of VBKom Namibia Consulting Engineers (Pty) Ltd., and Mr. Tom Garagan, P.Geo., Senior Vice President of Exploration for B2Gold. The estimates reflect the attributable mineral resources based on B2Gold’s 92% interest in the Otjikoto Project. Mineral reserves are exclusive of mineral reserves.

(5)

The measured, indicated and inferred mineral resource and inferred resource estimate for the Gramalote Project (Gramalote and Trinidad) was prepared as of December 31, 2012 by Mr. Vaughn Chamberlain, FAusIMM, Senior Vice President: Geology and Metallurgy for Anglo Gold and a Qualified Person as defined under NI 43-101. The estimates reflect the attributable mineral resources based on B2Gold’s 49% interest in the Gramalote Project.

La Libertad Mine

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the La Libertad Technical Report prepared by William Pearson, Ph.D., P.Geo and Graham Speirs, P.Eng., and the Jabali Technical Report prepared by Brian Scott, P. Geo. For a more detailed overview of La Libertad Mine, please refer to the La Libertad Technical Report and the Jabali Technical Report, which are available on SEDAR at www.sedar.com.

Property Description and Location

La Libertad Mine is located approximately 110 kilometres due east of Managua, the capital city of Nicaragua and 32 kilometres northeast of Juigalpa. The property is situated near the town of La Libertad in La Libertad-Santo Domingo Region of the Department of Chontales in Central Nicaragua. The Company, indirectly through its subsidiary, Desarrollo Minero de Nicaragua S.A. (“Desminic”), holds one exploitation concession covering 10,950 hectares, granted in August 31, 1994 for the term of 40 years pursuant to Ministerial Decree No. 032-RN-MC/94. This concession was granted and is regulated under the pre-2001 mining law. The principal obligations under the Ministerial Accord include the payment annually of surface taxes, and a net 3.0% royalty on gross production revenues payable to the government of Nicaragua. In addition, the Company holds an additional exploration concession, Extension WC de Oro, which covers 2,704 hectares of the potential extension of a mineralized structure northwest of the exploitation concession. The exploitation and exploration concessions form one contiguous block.

La Libertad Mine is also subject to a royalty interest granted to Inversiones Mineras S.A. (“IMISA”), a holding company formed to represent unionized mine workers in Nicaragua, equal to 2.0% of the value of total production of gold and silver from La Libertad exploitation concession. The total royalty payable on La Libertad Mine production is 5.0%. In addition, under Nicaraguan law, small scale or artisanal miners have the right to exploit secondary veins up to a total surface area that may not exceed 1% of the total area granted under a concession. Artisanal mining activities continue on the concession.

Access, Climate, Local Resources, Infrastructure and Physiography

Access to the La Libertad property is 201 kilometres by paved road from Managua to Juigalpa, the capital city of the Department of Chontales. From Juigalpa, a newly paved road (paver stones) leads northeast for 30 kilometres to the town of La Libertad. Access to the mine site is along a five kilometre, secondary unsurfaced road that originates at the entrance to the town of La Libertad.

The most salient climatic characteristic of the region is pronounced wet and dry seasons. The wet season occurs in May through to November, with the highest precipitation occurring usually in June, July and August. Temperature variation in Nicaragua is mainly a function of altitude. Nationally, temperature varies between 21°C in the upper parts of the central mountain ranges to 29°C in the Pacific coastal regions. Statistical records indicate an annual average rate of evaporation of approximately 2,050 millimetres, higher than the average annual precipitation of approximately 1,876 millimetres. The highest monthly evaporation rates of approximately 235 millimetres coincide with the driest and hottest months (March and April).

The area is characterized by hilly terrain ranging in elevation from 400 metres to 835 metres above sea level. Cerro El Chamarro, located five kilometres northeast of the town of La Libertad, is the highest point on the concession at 835.2 metres above sea level. La Libertad Mine is situated in the western end of the exploitation concession, approximately four kilometres northwest of the town of La Libertad. The vein outcrops along the Cerro Mojón ridge. It is the highest point in the immediate area at approximately 630 metres above sea level. The surrounding topography is characterized by gently sloping terrain, reaching a low of approximately 500 metres above sea level. Vegetative cover is primarily second growth shrubs, small trees, and grasses.

Most of the non-professional staff at La Libertad Mine comes from the surrounding towns in the area. The town of La Libertad, some five kilometres by an unsurfaced secondary road, has a local population of just over 9,000. Several other small towns are located within close proximity of La Libertad Mine. The area has a long history of mining and ranching, and a local labour force skilled in small-scale mining is available. Many of the higher-skilled jobs, such as supervisory and professional designations, are filled by people from Managua as well as elsewhere in Central and South America. Most machinery and equipment required at La Libertad Mine is imported. The transportation network is well established.

History

Operations from 2001 to 2007 were mostly continuous, with some temporary shutdowns reported for maintenance purposes. Mine production has been largely from a series of pits along the main Mojón-Crimea structure. Significant production was also achieved from the Esmeralda structure located parallel to and immediately south of the Mojón pits. Mine production for 2001 to March 2007 totalled 6.7 million tonnes, at a grade of 1.66 g/t of gold, producing 207,000 ounces.

Ownership of Desminic passed through several companies as a result of mergers and acquisitions, until July 6, 2006, when Central Sun purchased a 100% interest in La Libertad Mine. In May 2007, a scoping study was completed following test work and a study of the potential for conversion of the heap leach process to conventional milling. Results of the study were positive, and open pit mining was halted in March 2007 in order to proceed with the process upgrade. In August 2007, Central Sun commissioned a feasibility study and investigated sources of mill equipment. The Company acquired Central Sun on March 26, 2009 and completed the construction of the mill in the fourth quarter of 2009 and commenced ore processing at La Libertad Mine on December 15, 2009.

Geological Setting

The Libertad mining district covers an area of approximately 150 square kilometres, and lies within a broad belt of Tertiary volcanic rocks that have been differentiated into two major units called the Matagalpa and the Coyol Groups. Oligocene to Miocene in age, the Matagalpa Group is the oldest unit and consists of intermediate to felsic pyroclastic rocks. Unconformably overlying the Matagalpa Group are Miocene-aged mafic lavas of the Lower Coyol unit. The rocks of the Lower Coyol unit host the gold-bearing quartz veins in the Libertad district.

At La Libertad Mine, epithermal gold-silver deposits are hosted by andesitic volcanic rocks of late Miocene age. The bulk of known gold mineralization at La Libertad Mine is contained within vein sets along two parallel trends separated by approximately 500 metres. The Mojón-Crimea Trend is nearly four kilometres long, strikes 65° and dips on average 80° to the southeast. The down-dip dimension is commonly on the order of 200 metres to 250 metres. The massive quartz veins and adjacent stockwork/stringer zones range in width from 2 metres to 70 metres for an average of 15 metres, often narrowing at depth. The Santa Mariá-Esmeralda Trend is discontinuous, with the Santa Mariá and Esmeralda veins separated by approximately 1,000 metres. The Santa Mariá vein averages 10 metres wide and is approximately 450 metres long. The Esmeralda Vein has been mined out. The San Juan vein zone extends for approximately 1,000 metres along strike and is located five kilometres south of the plant. This vein zone averages approximately 3.4 metres wide and has been drill tested to a depth of 170 metres.

Mineralization

Gold mineralization occurs in vein sets along two parallel trends separated by approximately 500 metres, the Mojón-Crimea Trend and the Santa Maria-Esmeralda Trend. The massive quartz veins and adjacent mineralized stockwork zones average 25 metres in width, narrowing to 15 metres at depth. The Santa Maria vein, located at the northeast end of the trend, averages 10 metres wide and is approximately 525 metres long. The vein is near vertical, and does not have a strong stockwork halo.

Gold mineralization is hosted by epithermal quartz and occurs as free particles up to 40 micrometres in diameter. Average grain sizes are 3 micrometres to 15 micrometres in diameter. Gold has a close affinity with pyrite and occurs as both a nucleus for pyrite crystallization and as a coating on pyrite crystals. Subsequent oxidation has destroyed the pyrite and freed the gold to depths of up to 150 metres below surface. Mineralization also occurs as native silver and electrum, a gold-silver alloy.

Exploration

Exploration in 2012 continued at La Libertad Mine area with the focus on the Jabali infill program and drilling mine related targets. A total of 19,800 metres in 143 diamond drill holes was completed. Highlights from the program include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width.

Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth.

Trenching at the newly discovered Volcan-El Gallo area, near the Mojon pit, contains up to 3.05 g/t gold over 3.6 metres in trench VNTR12-001 and 6.92 g/t gold over 5.0 metres in trench VNTR12-009. An initial five hole drill program was completed on the Volcan target in 2012 and final assays are pending.

Drilling

During 2011, the Company completed a total of 47,436 metres of drilling in 332 holes on La Libertad vein structures. The objective of the program included further drilling of the Jabali vein system, the completion of the Jabali Antenna and Central indicated resources, and drilling to expand the western margins of the Mojon and Crimea pits. This drilling included 281 holes (38,705 metres), which tested the two main zones of the Jabali vein system, the Antenna and Central zones (combined strike length of 3.2 kilometres), as well as along strike of these areas. The 2011 La Libertad drill program also included 36 holes totalling 5,282 metres, which tested the area immediately west of the Mojon open pit that is currently being mined.

In 2012, the Company continued exploration with the focus on the Jabali infill program and drilling mine related targets. Latest results include JB12-376 with 3.2 g/t gold over 10.75 metres true width and JB12-391 with 4.91 g/t gold over 8.0 metres true width. Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 pit boundary, has returned good widths and assays at relatively shallow depths. These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource.

Sampling and Analysis

Core is moved from the drill site to a covered core handling facility located at La Libertad Mine. Geologists check depth intervals and box numbering, log and photograph the core, and mark sample intervals. Hardcopy logs record: core recovery, Rock Quality Designation (“RQD”), sample intervals, colour, grain size, alteration, and lithology.

The type and amount of quartz veining or brecciation are the main criteria for sample interval selection. Intervals are commonly kept to greater than 30 centimetres and range up to 1.5 metres in less-altered material. Once marked, intervals are assigned a unique sample number and are cut longitudinally by a diamond core saw. One half of the cut core samples are placed directly into a plastic sample bag, which is marked and sealed for transport to the laboratory. The remaining half core is returned to the core box for storage at La Libertad Mine site.

Security of Samples

In 2012, approximately 12% of assay pulps were sent for external checks to Acme/Inspectorate Labs in Vancouver, British Columbia. Independent reference standards were inserted in all sample batches at the rate of one standard per 40 samples.

Drill core and spent-ore material are transported to the on-site laboratory by Company personnel. All sample preparation and analysis is done in the on-site laboratory under direct supervision of an experienced metallurgist. Drill core is stored at the mine site in either an open yard or a drill core logging facility. Sample rejects are stored temporarily at the on-site laboratory or in a separate storage facility. All of these facilities are located within the mine site, a guarded facility closed to the public.

Mineral Reserves and Mineral Resources

The December 31, 2012 mineral reserve and mineral resource statement for La Libertad Mine was completed in March 2013 by Company personnel under the supervision of Brian Scott, P.Geo., Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, each a Qualified Person as defined under NI 43-101. The updated mineral reserve and mineral resource statement as at December 31, 2012 incorporates results from the in-fill diamond drilling completed in 2011. In 2012, 150 diamond drill holes for a total of 19,667 metres were drilled on 10 targets, with the largest percentage focussed on drilling the Jabali vein system and infill drilling on the San Juan vein system.

Mineral reserves are reported at a 100% basis on four vein targets plus the remaining heap leach material referred to as “spent ore”.

Mineral reserves increased from 558,158 ounces in December 31, 2011 to 648,200 ounces as of December 31, 2012. The increase in mineral reserves is the result of upgrading 206,000 ounces in 2012 from mineral resources to mineral reserves on the Jabali Central vein based on receiving the permit to mine. Mineral reserves at San Juan were removed from the mineral reserve category and added to mineral resources. Mineral reserves as of December 31, 2012 are reported within design pits above a cut-off grade defined by using a US$1,350 gold price. Mineral reserves are reported fully diluted and 100% attributable to the Company. Higher energy and processing costs resulted in slightly higher cut-off grades between 0.69 and 0.81 g/t gold. With the exception of Jabali Central, the same design pits from the December 31, 2011 reporting period were carried over to the December 31, 2012 mineral reserve tabulation.

Proven and Probable Reserves 1,2,3,4,5

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	2,626,000	1.69	142,800	4,400
Crimea	1,353,000	1.62	70,400	2,200
Santa Maria	964,000	3.33	103,200	3,200
Jabali Central	2,410,000	2.66	206,100	6,400
Spent Ore	4,530,000	0.86	125,700	3,900
Total	11,883,000	1.70	648,200	20,100

Notes:

(1)	Mineral reserves reported at a US$1,350 per ounce gold price within design pits.
(2)	Cut-off grades and design pits based on 2013 budget costs.
(3)	Mineral reserves reported are fully diluted. Average dilution for Mojon and Crimea deposits is 9%. At Santa Maria, average dilution is 15%.
(4)

Mineral reserves are reported above a cut-off grade of 0.67 g/t gold at Mojon, 0.69 g/t at Crimea and Santa Maria, 0.66 g/t gold for spent ore and 0.81 g/t gold for spent ore and 0.81 g/t gold for Jabali Central.

(5)	Mineral reserves numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

La Libertad Mine measured, indicated and inferred mineral resource statements as of December 31, 2012 are shown in the tables below. Mineral resources are reported exclusive of mineral reserves and constrained within optimized pit shells using a US$1,550 per ounce gold price and reported above variable cut-off grades of 0.58 to 0.76 g/t gold. Higher energy and processing costs compared to 2011 and similar metal prices combined to slightly reduce the size of the optimum pit shells. The reported resources are very similar to 2011 and are generally coincident within two model blocks/benches. Measured and indicated mineral resources increased at San Juan due in part to infill drilling in 2012 and re-classifying probable mineral reserves to indicated mineral resources. Lost ounces in reported resources are mostly due to higher cut-off grades as a result of higher operating costs.

Measured and Indicated Resources 1,2,3,4

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	2,147,000	1.77	121,600	3,800
Crimea	278,000	1.52	13,600	400
Santa Maria	186,000	2.56	15,300	500
San Juan	312,000	5.61	56,300	1,800
Jabali Central	232,000	3.59	26,800	800
Jabali Antenna	1,504,000	4.91	237,300	7,400
Total	4,659,000	3.14	470,900	14,700

Inferred Resources 1,2,3,4

Target	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Mojon	131,000	1.38	5,800	200
Crimea	176,000	1.89	10,700	300
Santa Maria	23,000	3.15	2,300	100
San Juan	551,000	3.15	55,800	1,700
Jabali Central	721,000	3.10	71,800	2,200
Jabali Antenna	954,000	4.62	141,600	4,400
Spent Ore	2,436,000	0.70	54,800	1,700
Total	4,992,000	2.14	342,800	10,600

Notes:

(1)	Mineral resources are exclusive of mineral reserves.
(2)

Jabali, Antenna and Central zones’ mineral resources are reported within US$1,550 / ounce gold optimized pit shells above a cut-off grade of 0.70 g/t gold. Jabali resources include resources reported outside optimized pit shells but above a cut-off grade of 3.0 g/t gold. Mojon, Crimea, Santa Maria, and San Juan mineral resources are reported within optimized pit shells above a set of variable cut -off grades based on a gold price of $1,550.

(3)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

(4)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

The principal changes to the December 31, 2012 measured and indicated mineral resource statement are attributed to the conversion of Jabali Central indicated resources to mineral reserves as a result of receiving a permit to mine Jabali Central.

There was a slight overall 7% increase in inferred mineral resources as a result of infill and step-out drilling and subsequent new block model completed on the Jabali Antenna vein structure.

An increase in the cut-off grade at all zones resulted in slight reductions in ounces and increases of average grades.

In 2012, the Company drilled 77 diamond drill holes totalling 10,600 metres at Jabali, in addition to the 281 holes drilled in 2011. Drill spacing is approximately 30 to 40 metres in the core of the Jabali zones and 60 to 70 metres along the margins. Trenching was used as a guide to zone interpretation but not for grade interpolation.

Mining Operations

La Libertad Mine was historically a conventional surface mining operation utilizing small to mid-size equipment to drill, blast, excavate, and remove ore and waste from several active open pits. Following the acquisition by the Company of Central Sun in March 2009, the Company commenced construction at La Libertad Mine in order to convert the processing facilities from heap leaching to conventional milling. The Company completed the conversion of La Libertad Mine and began processing ore on December 15, 2009, with the first doré bar being produced on January 5, 2010. In February 2010, La Libertad mill processed an average of approximately 3,900 tonnes of ore per day. The installation of a second ball mill, which was not included in the original plant design, was completed in August 2010 and the mine ramped up to 5,500 tonnes per day design throughput capacity in the fourth quarter of 2010.

Total production for 2012 from La Libertad was 108,935 ounces of gold. In the fourth quarter, 30,113 ounces of gold were produced. La Libertad Mine is projected to produce approximately 131,000 to 137,000 ounces of gold in 2013 at operating cash costs of approximately US$560 to US$590 per ounce.

Exploration and Development

La Libertad gold district has been explored by prospectors, small scale miners, and mining companies for the last 150 years. Numerous pits, adits, trenches and small shafts throughout the district delineate a 20 kilometres long and five kilometres wide mineralized system. La Libertad Mine area is the only segment of the district to have been explored at significant depth. The Company’s land holdings offer an excellent opportunity to discover additional mineralization at similar grades as has been mined at La Libertad Mine.

The Company plans to undertake capital expenditures at La Libertad Mine in 2013 totaling approximately US$31.4 million. Operating cash costs for 2013 are budgeted to increase over the 2012 budget due to higher strip ratios, higher energy, consumables, and contractor costs. Offsetting these costs is the significant ounce increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%. The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and a plant expansion consisting of pebble crushing and additional leach tanks that will increase mill through-put by 10%.

The Company plans to spend approximately US$4.7 million in 2013 on an exploration program that will include the drilling of 11,000 metres of diamond drilling at Mojon, San Juan and Jabali deep to explore future underground targets and to test targets generated by surface programs in the Volcan-El Gallo area in the southwest area of the property.

Limon Mine

Certain portions of the following information has been derived from and are based on the assumptions, qualifications and procedures set out in: (i) the 2009 Limon Technical Report prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng.; and (ii) the 2008 Limon Technical Report prepared by William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng. For a more detailed overview of the Limon Mine please refer to the technical reports noted above, which are available on SEDAR at www.sedar.com.

Property Description and Location

The Limon Mine property consists of the 12,000 hectare “Mina El Limon” mineral concession that has a term of 25 years expiring in January 2027. Each mineral concession under the Nicaraguan Mining Code is subject to an agreement issued by the government of Nicaragua that includes the rights to explore, develop, mine, extract, export and sell the mineral commodities found and produced from the concession. The Company is required to submit annual reports of its activities and production statistics to the government. Escalating annual surface taxes are payable to the Nicaraguan government for the Mina El Limon mineral concession. The surface tax rate was US$4.00 per hectare in 2009 and a maximum rate of US$12.00 per hectare will be reached in 2012 and maintained through subsequent years.

The Company holds an indirect 95% interest in Triton Minera S.A. (“Triton”), which owns and operates the Limon Mine, and holds eight other mineral concessions, all at an exploration stage. The remaining 5% of Triton is held by IMISA.

The Limon Mine property is in northwestern Nicaragua approximately 100 kilometres northwest of Managua, the capital of Nicaragua. The property straddles the boundary of the municipalities of Larreynaga and Telica of the Department of Leon and the municipalities of Chinandega and Villa Nueva of the Department of Chinandega.

Triton directly owns or controls the surface rights for all of the property upon which are located the current mining, milling, tailings and related facilities at the Limon Mine. Triton also owns a portion of the surface rights for the properties. As required, Triton has negotiated and entered into access agreements with individual surface right holders in respect of those properties for which it does not hold the surface rights within the concession. All of the permits required for exploration, mining and milling activities are in place for the Limon Mine.

RG Exchangeco Inc., a subsidiary of Royal Gold, Inc., holds a 3% net smelter return (“NSR”) royalty on the gold production from the Limon Mine and certain other concessions. The revenue from the Limon Mine is also subject to a 3% NSR on gold production payable to the Government of Nicaragua.

Internacional de Comercial S.A. holds a royalty equal to 5% of the net profit of Triton Mining (USA) LLC (“Triton USA”), an indirect subsidiary of the Company that holds a 47.5% interest in the Limon Mine. Net profit is defined as the excess of gross revenue (being all revenue received from the operation by Triton USA of its business) over expenses (being specified as costs incurred and charged as expenses by Triton USA arising from its business, including working capital and operating expenses, royalties paid, borrowing costs, taxes and general sales and administrative expenses).

Access, Climate, Local Resources, Infrastructure and Physiography

The property is readily accessed by paved highway and a 15 kilometre gravel mine road with a total road distance from Managua of 140 kilometres. There are three local villages, Limon, Santa Pancha and Minvah, with an aggregate population of approximately 10,000 people which includes many of the employees of the Limon Mine. Leon, the second largest city in Nicaragua, is approximately 45 kilometres to the southwest of the Limon Mine.

The Limon Mine operates year round and is not normally affected by the typical seasonal climatic variations. The climate is tropical with a hot, wet season from May through November and a hotter, dry season from December through April. The mean annual temperature is 27°C with an average annual precipitation of two metres. The mining operations are in an area of low to moderate relief with elevations from 40 to 300 metres above mean sea level and plenty of flat areas for mine infrastructure. The area is covered with sparse vegetation, consisting predominantly of grasslands and scrub brush with widely spaced trees.

In general, Nicaragua has a moderately developed infrastructure of telecommunications, roads, airports and seaports and there is a fairly high literacy rate among the population with an ample supply of skilled and unskilled labour. Electrical power for the Limon Mine is obtained from the national grid system with backup generators at the mine site. Water, both industrial and potable, is drawn from local sources.

History

Over the decades local artisanal miners, called “guiriceros”, have been active throughout north-western Nicaragua, using manual grinding mills and mercury to process and recover gold from material obtained from rudimentary surface workings, scavenged from the old mine workings and even alluvial sediments.

Gold mining in the Limon district began in the 1800s and commercial production began in 1918. Production from the Limon Mine has been continuous since 1941. From 1941 to 1979, Noranda Inc. controlled the Limon Mine and produced just over 2.0 million ounces of gold from 4.1 million tonnes of ore. Production rates in this period started at 200 tonnes per day and increased to 345 tonnes per day. In 1979, the Sandinistas confiscated and nationalized the mine. Production under government control is reported to have been 280,000 ounces of gold from an estimated 1.9 million tonnes of ore.

Geological Setting

Nicaragua can be divided into three major terraines. A northwest striking graben, 30 to 40 kilometres in width, parallels the Pacific coastline along the western side of the country. This graben hosts up to 16 active or recently active volcanoes and is the site of thick Quaternary to Recent volcanic deposits. To the southwest, between the graben and Pacific coast, a narrow belt, 10 to 20 kilometres in width, of Tertiary, Mesozoic and Palaeozoic rocks is preserved. To the northeast of the graben, the Tertiary, Mesozoic and Palaeozoic “basement” is overlain by a major unit of Tertiary volcanics; namely, the Coyol (Miocene-Pliocene) and Matagalpa (Oligocene-Miocene) Groups. The Coyol Group hosts the known vein gold deposits in Nicaragua, including the Limon Mine.

The Limon Mine, located along the eastern edge of the northwest striking graben, is within an area of low hills that is in contrast with the level plain of the graben floor. Approximately 50% of the area in the general vicinity of the Limon Mine is covered by a thin layer of Quaternary to Recent deposits of volcanic ash and alluvium. The Limon Mine concession is underlain by volcanic strata that are correlated with the Miocene-Pliocene Coyol Group that is present over extensive areas of western Nicaragua. Coyol Group rocks exposed on the Limon Mine concession range from intermediate to felsic composition volcanic and volcanoclastic strata that are cut by minor intermediate to felsic hypabyssal intrusive bodies.

Mineralization

Gold mineralization at the Limon Mine and northwestern Nicaragua is typical of low-sulphidation, quartz-adularia, epithermal systems. These deposits were formed at relatively shallow depth, typically from just below the surface to a little over one kilometre deep. To date this is the only style of gold mineralization that has been found and reported in the Tertiary rocks of northwestern Nicaragua. Silver is generally a commercially minor by-product of the gold mineralization. All gold production has been from quartz vein and quartz vein-breccia deposits hosted in linear structural features and is often accompanied minor pyrite and trace amounts of base metal sulphides. Gold is generally fine to very fine grained and relatively uniformly distributed throughout the higher grade parts of the veins. Only minor occurrences of disseminated or stockwork type epithermal precious metal mineralization have been reported. Mineral showings or deposits for other metals are not known in the area.

Three producing and past-producing vein systems account for almost all of the gold produced from the Limon Mine district; these are the Limon, Santa Pancha and Talavera systems. A large number of other weakly mineralized quartz veins have been identified and explored, some with minor development and production. The productive vein systems are approximately 1.0 to 2.0 kilometres long with vein widths from less than 1.0 metre to 25 metres. All economic gold mineralization found and mined to date lies within 400 metres of the surface. The productive and prospective elevations within the vein systems vary systematically across the district. Post-mineral faults locally disrupt and offset the veins.

Exploration

The main focus of the exploration work on the Limon property to date has been on the Santa Pancha Pozo 5 area, located one km north of the current underground mining at Santa Pancha. The hanging wall structure appears to be the best host to mineralization where average true widths between 2 to 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width, LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

Further south, the 4 to 10 metres average true width of the footwall structure returned some equally good grades. Holes contained up to 5.44 g/t gold over 6.58 metres true width (LIM-12-3691), 5.27 g/t gold over 10.03 metres true width (LIM-12-3692) and 17.23 g/t gold over 4.79 metres true width (LIM-12-373).

Drilling

The Limon Mine property exploration program carried out by the Company in 2012 consisted of 100 diamond drill holes totalling 16,538 metres. The program objectives were to look for near surface open pit resources (Babilonia, Mercedes, Aparejo) and test the northern portion of the Santa Pancha vein structure for un-mined segments of vein material on the Pozo 4&5 vein target. In addition, several verification holes were completed on regional vein targets to twin historic drill holes.

Sampling and Analysis

Materials sampled for mineral resource and mineral reserve estimation include drill core and underground workings. Drill core recovery at the Limon Mine is generally very good. Mineralized drill core intervals to be sampled are identified and marked by a geologist. Visual indicators of the intervals to be sampled includes quartz veins, silicified breccias, silicified rock and other altered zones identified by the geologist. Sample intervals are selected based on changes in mineralization style and are normally extended for two metres into unmineralized rock. Marked sample intervals are split or sawn in half. A technician collects a continuous sample of the split or sawn core; sample lengths vary from 0.5 metres to 1.5 metres.

Underground development workings that expose mineralized veins are routinely sampled using continuous chip samples taken at waist height perpendicular to vein contacts. Samples are taken for each round of advance, giving a sample spacing of approximately three metres along the vein strike. The complete width of the development drift is sampled. A sample is normally taken for each one metre of vein width; sample lengths may vary depending on the width of the vein and changes of geology. Sampling is by a trained technician under the supervision of the mine geologist. Materials sampled as part of ongoing exploration activities include soils, boulders, rock outcrops, trenches and drill core. A geologist either takes or supervises the taking of all samples. Exploration samples of rock outcrops and boulders are normally taken as discontinuous chip samples, while trench samples are taken as continuous chip samples. These exploration sample materials are used to detect the presence of precious metals for target identification and are not normally used for resource estimation.

Security of Samples

Exploration drill and trench samples are prepared at the Limon Mine laboratory. The Company employs stringent Quality Assurance/Quality Control (“QA/QC”) procedures, including the insertions of certified standards, blanks and duplicates approximately every 25 samples. Pulverized drill and trench samples were shipped to Canada and assayed at ALS Chemex in North Vancouver, British Columbia. In 2012, approximately 12% of the Limon Mine exploration drill core samples were sent to Acme/Inspectorate Labs in Vancouver for check assay analysis.

Samples from the mining operation are delivered by the mine geologist or technician directly to the mine laboratory each day upon the completion of underground sampling. All drill core from surface and underground drill holes is taken one or more times per shift from the drill rigs directly to a secured drill logging and sampling area within the guarded area of the mine property by authorized personnel. Within 24 to 48 hours, the potentially mineralized core intervals are photographed, logged and sampled; and the samples are delivered directly to the mine laboratory. Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and for validation against the original sample site. In the case of exploration drill core the second half of the split core is stored on-site as a control sample, available for review and re-sampling if required. Mineralized core intervals from in-fill production holes are sampled as whole core.

Mineral Reserves and Resources

The December 31, 2012 mineral reserves and mineral resource statement for the Limon Mine property was completed in March 2013 by Company personnel under the supervision of Brian Scott, P.Geo., Chief Geologist, and Peter Montano, P.E. (Colorado, USA), Senior Mine Engineer, each a Qualified Person as defined under NI 43-101. The updated mineral reserve and mineral resource estimate as of December 31, 2012 incorporates results from the diamond drilling completed in 2012.

Mineral reserves and resources are reported at a 95% ownership basis. Mineral reserves as of December 31, 2012 are reported for three areas on the Limon property. These areas include the Santa Pancha, Veta Nueva and Santa Emilia Sur vein structures. The Santa Pancha structure includes both underground and open pit mineral reserves and resources and contains approximately 80% of the reported reserve ounces. Mineral reserves decreased slightly (approximately 10%) from December 31, 2011 due to depletion from small open pit mineral reserves along the Santa Pancha structure. Mineral reserves increased on the Veta Nueva open pit mineral reserve on the basis of a larger open pit design.

Proven & Probable Reserves 1,2,3,4,5,6

Zone	Cut-off Grade (g/t)	Tonnes	Au g/t	Ounces Au	Kg Au
Santa Pancha 8-2-1 UG	3.10	973,000	4.61	144,100	4,500
Veta Nueva Main OP	1.75	145,000	5.38	25,100	800
Veta Nueva Main UG	3.10	187,000	5.28	31,800	1,000
Tajo Pozo 4 South	1.75	7,000	4.28	1,000	-
Santa Emilia Sur	1.75	64,000	5.38	11,100	300
Grand Total		1,376,000	4.82	213,100	6,600

Notes:

(1)	Mineral reserves reported at a US$1,250 per ounce gold price within design pits.
(2)	Cut-off grades and optimized design pits based on 2013 budget costs.
(3)	Mineral reserves reported are fully diluted.
(4)

Mineral reserves are reported above a series of variable cut-off grades based on haulage distance to mill facility and type of mining. Cut-off grades vary from 3.1 g/t gold for underground reserves to 1.75 g/t gold for open pit reserves.

(5)	Mineral reserves reported based on 95% ownership.
(6)	Mineral reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Measured and Indicated Resources 1,2,3,4,5

Vein Structure	Avg COG	Tonnes	Grade g/t Au	Ounces Au	Kg Au
Santa Pancha 8-2-1 UG	2.70	631,000	3.92	79,600	2,500
Pozo 4 & 5 UG	2.70	1,247,000	5.35	214,500	6,700
Veta Nueva Main UG	2.70	121,000	3.90	15,200	500
Santa Emilia Sur UG	2.70	73,000	4.63	10,800	300
Veta Nueva West UG	2.70	91,000	4.06	11,900	400
Babilonia South OP	1.60	78,000	3.93	9,800	300
Grand Total		2,241,000	4.74	341,800	10,700

Inferred Resources 1,2,3,4,5,6

Vein Structure	COG	Tonnes	Au g/t	Ounce Au	Kg Au
Santa Pancha 8-2-1 UG	2.70	151,000	3.74	18,100	600
Pozo 4 & 5 UG	2.70	515,000	4.78	79,100	2,500
Veta Nueva West UG	2.70	11,000	3.35	1,200	-
Veta Nueva Main UG	2.70	22,000	3.29	2,300	100
Atravasada UG	2.70	40,000	5.52	7,100	200
Babilonia South OP	1.60	23,000	3.63	2,700	100
Grand Total		762,000	4.52	110,500	3,500

Notes:

(1)	Mineral resources are exclusive of mineral reserves.
(2)	Underground mineral resources are reported above a cut-off grade of 2.7 g/t gold.
(3)	Open pit mineral resources (Tajo’s) are reported above a cut-off grade of 1.6 g/t gold.
(4)

Mineral resources that are not mineral reserves do not have a demonstrated economic viability. Due to the uncertainty which may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

(5)	Mineral reserves and mineral resources reported based on 95% ownership.
(6)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

For the December 31, 2012 Limon Mine block model resource estimates, the epithermal vein/breccia/stockwork zones were modeled on vertical cross sections and levels. Drill holes, trench data and underground sampling were used for geological interpretation and estimation. Three dimensional wireframes were created from these interpretations and filled with three dimensional blocks. The block size was 2 by 5 by 5 metres for all models. Assays were capped based on log probability plots.

Measured and indicated resources as of December 31, 2012 increased 130% from December 31, 2011 to 2,359,000 tonnes grading 4.74 g/t for 360,000 ounces of gold (on a 100% basis). Mineral resources are reported from open pit and underground targets on the Santa Pancha, Veta Nueva, Santa Emilia Sur and Babilonia veins. Infill drilling in 2012 on the aforementioned vein structures contributed to the increased mineral resource estimate. The Santa Pancha 4 & 5 vein structures contributed the most to the increased mineral resource. Santa Pancha 4&5 is the northerly extension of the Santa Pancha 8-2-1 structure that was historically mined. In 2012, the Company drilled 55 drill holes for 12,300 metres and intersected well defined vein mineralization in portions of the hanging wall of the Santa Pancha 4 & 5 structure. Infill drilling to better define the grade and continuity of the vein system will continue in 2013.

Mining Operations

The Santa Pancha vein system has become the primary source for underground exploitation of ore. Access for underground mining at Santa Pancha is provided for by a ramp system that branches at the 90 metre level into both north and central ramps. The deepest level of the mine is at approximately 170 metres below surface. Two raises support the mine ventilation system and also one of them serves as an emergency escapeway. Future mining at Santa Pancha will require deepening the mine and expanding the mine along strike. Dewatering is a critical component of mining at Santa Pancha and pumps are currently working in two of the existing shafts to ensure that water levels are maintained at safe levels below the deepest workings. Continued deep development in Santa Pancha and improvements in this dewatering system represent a significant portion of the capital estimate for the next few years.

The Limon Mine mill is a nominal 1,000 tonnes per day CIP gold recovery plant. The mill throughput capacity has increased to 1,100 tonnes per day due to automation improvements made to the mill in 2011. Run of mine ore is hauled by truck from five small open pits (all of them located within a radius between one and five kilometres from the process plant) and the Santa Pancha Mine (six kilometres from the process plant). Ore is stockpiled in front of the primary crusher or dumped directly into the 36-tonne capacity dump hopper feeding the jaw crusher. This stockpile is used to blend the various ore sources to maintain a consistent grade in the mill feed.

The Company reported gold production of 48,950 ounces in 2012. Production from the Limon Mine for 2012 and for each of the five previous years is as follows:

	Units	2012	2011	2010	2009	2008	2007

Mill Feed	(‘000 t)	391	381	343.0	260.5	289.0	287.7
Head Grade	(g/t gold )	4.2	4.1	4.2	4.4	4.9	5.1
Recovery	(%)	92.6	90.0	88.7	86.0	84.9	78.5
Gold Recovered	(oz)	48,950	45,037	40,125	31,464	33,880	36,702

For 2013, the Limon Mine is projected to produce approximately 54,000 to 58,000 ounces of gold at operating cash costs of approximately US$715 to US$745 per ounce. The increase in budgeted gold production in 2013 over 2012 is the result of delivering higher grade ore primarily from the Santa Pancha underground and Veta Nueva open pit to the mill and improved through-put and recovery at the process plant by expanding the leach tank capacity.

Exploration and Development

The Company’s exploration budget for the Limon Mine property for 2013 is approximately $5.74 million to fund approximately 17,000 metres of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure plus drill testing regional targets. The Company plans to undertake capital expenditures at the Limon Mine in 2013 totaling approximately $21.7 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, plant expansion and development work on the Santa Pancha and Pavon projects.

Masbate Mine

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in the Masbate Technical Report. For a more detailed overview of the Masbate Mine, please refer to the Masbate Technical Report, which is available under CGA’s profile on SEDAR at www.sedar.com.

Project Description and Location

The Masbate Mine is located near the northern tip of the island of Masbate, 360 kilometres south-east of the country’s capital of Manila. The Company indirectly owns the Masbate Mine through its 100% ownership of Philippine Gold Ltd., 40% of Filminera Resources Corporation (“FRC”) and 100% of Philippine Gold Processing & Refining Corporation (“PGPRC”). The remaining 60% of FRC is owned by a Philippine registered company, Zoom Mineral Holdings Inc. (“Zoom”), in which the Company has a 40% interest. The Company also holds an option to acquire the remaining 60% of Zoom, and in accordance with Philippine law, determine a new Philippine holder of the interest.

FRC holds the mineral tenements that include the Masbate Mine gold deposit. The mining claims and applications cover an area of approximately 10,807 hectares. The Company also holds an interest, through Vicar Mining Corporation, in the highly prospective Pajo MPSA, immediately to the north of the Colorado Pit which covers an area of 786 hectares. PGPRC, which is indirectly wholly-owned by the Company, has developed and owns the process plant on the island of Masbate and is responsible for the sale of all gold. PGPRC and FRC have a contractual relationship, which includes PGPRC purchasing ore from FRC whilst maintaining joint financial and legal liability for the social and environmental obligations under Philippine law.

CGA has obtained an Environmental Compliance Certificate (“ECC”) 9804-003-120C for the Masbate Mine, pursuant to which it carries out an Environmental Protection and Enhancement Program for the life of the mine. This program is approved by the Department of Environment and Natural Resources (the “DENR”), and is required to be updated annually. The Masbate Mine remains in compliance with all material environmental laws and regulations. During 2012, CGA continued to monitor activities in association with the DENR biannual site reviews by the multipartite monitoring team and internal environmental monitoring to measure compliance with the statutory requirements.

FRC has obtained and maintained the key agreements, permits, licences and certificates for its mining operations. These include the MPSA 095-97-V and the ECC referenced above. Other appropriate permits have been obtained and maintained relating to operations. Some of the key permits are as follows:

  Mining covenants pertaining directly to the day to day mining operation. They include the MPSA’s of the claims, mineral processing permit, explosive storage and handling permits, and safety permits.
  Ore Transport and Export Permits and Commodity Clearance to allow for the transport of the gold dore out of the Philippines.
  Electrical and mechanical permits.
  Additional environmental permits including, a waste water discharge permit to discharge waste water into the tailings impounding facility and various facility pollution permits, including the power plant emissions permit.
  Administrative permits cover areas such as the hospital, aerodrome, port, mayor’s/business permit and radio transmissions. An important item is the right to water from the Guinobatan, Lanang and Bangon rivers.
  Real estate permits cover right -of-way agreements with local parties.

The Philippines is a highly regulated environment and there are a significant number of permits required. These permits are issued for varying periods and need to be regularly renewed. Although we have a dedicated permitting team that constantly monitors progress, we are also reliant on the various regulatory bodies issuing the required permits.

Access, Climate, Local Resources, Infrastructure and Physiography

The Masbate Mine lies within the municipality of Aroroy, Masbate Province, in the Philippines. The project can be accessed by a commercial airline service which flies daily to Masbate City (population of approximately 85,000) and a 70 kilometre drive on a partially sealed road to the project site. Alternate access to the site from Masbate City is via a one hour boat ride. The site is equipped with a barge loading jetty where heavy equipment and consumables are delivered and offloaded.

The climate is tropical with a wet season and a hot, dry season. The wet season commences during June and lasts until February. Typhoons are frequent and commonly associated with heavy rainfall. Even during the dry season, the area experiences occasional typhoons. Average temperatures range from 28°C to 33°C during the wet season and 30°C to 35°C during the dry season.

Limited resources and facilities are available in the nearby town of Aroroy and in Masbate City. Technical services and items of significance are available in either Cebu or Manila. The Company recruits skilled and semi-skilled labourers from the areas local to the Masbate Mine for its work force. A digital satellite communications package provides phone, email and facsimile coverage to the mine site. Mobile telephone coverage is available throughout the majority of the mining and exploration areas. A multi-channel radio network is utilised for operations communication within the mine and process plant. The project area is well serviced by existing infrastructure. A 300 person camp is provided together with a staff housing compound for staff employees, with additional temporary/construction housing available locally for non-staff personnel. Water for processing and fresh drinking water is provided from the existing dam on the Guinobatan River and bores proximal to the dam. There is a port and an airstrip at the site and unsealed roads link the deposit to the provincial capital of Masbate City.

History

In 1936, the Masbate Consolidated Mining Company was formed, incorporating several of the smaller mines at the project. The company operated until 1941 but mining ceased during the war. There was no significant renewal of mining activity until 1979 when Atlas Consolidated Mining and Development Corporation (“Atlas”) formed Masbate Gold Operations (“MGO”), constructed a mill and associated infrastructure and commenced open pit and, later, underground mining. Atlas mined the Masbate gold deposit between April 1980 and 1994.

In 1995, London Fiduciary Trust PLC, later renamed Philippine Gold PLC (“PGO”) agreed with Atlas to purchase 100 % of MGO. The MGO claims and assets were then transferred to FRC. During 1997 and 1998, FRC conducted an extensive programme of diamond and reverse-circulation drilling with the intention of upgrading the project’s gold resources to comply with the JORC Code standard for the reporting of ore resources and reserves and to complete a bankable feasibility study. FRC completed its first in-house feasibility study in December 1997. During 1999 and 2000 a series of corporate transactions saw the eventual acquisition of PGO by Thistle Mining, Inc. (“Thistle”). Late in 2000, PGO commenced a phase of development activities to increase the then current resource and reserve base of the project and to finalise a bankable feasibility study. On March 19, 2007, CGA acquired 100% of Thistle’s interest in the Masbate Mine. On January 31, 2013, the Company acquired 100% of CGA’s interest in the Masbate Mine.

Geological Setting

The Philippine Archipelago forms part of the Western Circum-Pacific Rim, an island arc system lying at the junction of three crustal plates. It is a complex agglomeration of discrete terranes, ophiolitic slabs of oceanic origin and continental margin fragments, brought together by strike-slip fault displacement and by convergence and interaction of oceanic plates since late Mesozoic time (150 million years ago). All the major deposits in the Philippines are found along mobile orogenic belts, commonly in clusters and are predominantly the products of epithermal mineralization associated with episodic magmatism and intrusive rock emplacement, either into breccia or shear structures or in the form of porphyry deposits. The mineralizing events have been dated from early Cretaceous (110 million years ago) to Miocene (20 million years ago).

The oldest rock units recognized in Masbate Island are the pre-Cretaceous Mt. Manapao Basalt and the Boracay formation, which represent deep marine volcanic flows and the corresponding pelagic capping of an ophiolitic basement, respectively. The Late Eocene-Oligocene Mandaon formation unconformably overlies this ophiolitic sequence and is intruded by the Middle Oligocene Aroroy Diorite. These rock units are, in turn, overlain by volcanic and clastic sequences of the Late Oligocene to Early Middle Miocene Sambulawan formation.

Exploration

During 2009, the results of the 996.8 kilometre line helicopter geophysical survey (magnetics and radiometrics) of the Masbate exploration tenements were received. In May 2009, additional processing, modelling and interpretation of the survey data was also undertaken. The processing and modelling results show that the known Masbate mineralization (Main Vein, Colorado etc.) has a direct radiometric (potassium) and magnetic response. Using this signature a large 4 kilometre strike length potassium anomaly and associated magnetic vein response at Pinanaan, east of Main Vein was defined and showed potential for additional gold mineralization. In the south of the tenement additional targets occur at Bart AG, Balete, and David Sun. Magnetic inversion models also inferred a porphyry centre in the east of the Masbate tenement, in an area where previous small scale copper mining has taken place, and represent a possible porphyry copper style exploration target.

Exploration continued during 2012 and was concentrated on the following areas:

  upgrading of inferred resources;
  resource infill drilling;
  resource drilling at Pajo Hill;
  close to mine targets outside current resources;
  grass roots regional exploration including surface mapping, stream sediment sampling, and rock chip sampling; and
  an IP survey over a Cu-Au porphyry target at Baleno.

The exploration has been targeting both inferred extensions of the ore bodies and close to mine targets outside the current resource envelope. The results to date are considered to be very encouraging in that relatively wide intervals of mineralization have been encountered in areas outside the current indicated resource envelope.

Mineralization

Gold mineralization at the Masbate Mine is hosted by quartz and quartz-calcite veining. Quartz veining is developed in all of the lithologies described above. Individual mineralized veins can be traced up to three kilometres; the known system extends over a strike of more than 10 kilometres from Balete in the south to Pajo in the north. The more significant vein networks vary in width from 1 metre up to 20 metres. At Main Vein, where different structural orientations intersect, a broad zone of alteration or brecciation often occurs resulting in mineralized zones up to 75 metres wide. Mineralized vein networks extend to a depth of at least 300 metres below the topographic surface. In most instances the total depth of mineralization has yet to be established.

Drill hole logging and field mapping show a complex evolution of veining with multiple episodes of vein opening that changes over time from quartz and chalcedonic quartz dominant veins to calcite dominant veins. Textural evidence indicates high fluid was present in the mineralizing system at times during its evolution. Gold is introduced in several stages: in early greyish, sulphide rich quartz, as well as in later sulphide poor chalcedony and calcite veining. Un-deformed mineralized quartz veining is uncommon at the Masbate Mine. Typically quartz reefs are strongly overprinted by cataclastic deformation and alteration within fault zones. Quartz veins predominantly strike NW-SE and that plus textural information indicate that the fault zones now observed at the Masbate Mine represent renewed brittle deformation of earlier structures that hosted mineralization.

Gold (more correctly, electrum) is typically observed as less than 10 micron inclusions within pyrite or goethite, at the margins of pyrite and other sulphide phases, or more rarely, as free particles up to 500 micron in size. Analysis of residual gold in tailings suggests a small amount of gold at Masbate is present within silicate minerals.

Drilling

FRC was granted a 52.3 square kilometre exploration permit in 2010. The permit is contiguous to the tenements currently being exploited by the Masbate Mine. During 2012, a total of 397 holes totalling 79,722 metres of diamond core and reverse circulation drilling were completed. A total of 15 different targets were drilled in the 2012 program and the results from 2,754 holes including 42 trenches were used for the mineral resource update including results from 605 new holes since the last model update in 2011.

Regional mapping and sampling was conducted over an area of 47 square kilometres, with over 2,000 stream samples and 1,254 rock chip samples taken. A geophysical IP survey was also conducted in the Baleno district over a three square kilometre area.

High grade gold mineralization was intersected in January 2013 on the Montana North vein located 200 metres northwest of the current resource. Drillhole MONRC021 intersected 9.0 metres true width grading 24.43 g/t gold. The vein is open to the northwest and plans are underway to step-out drill this new high grade target.

Sampling and Analysis

During 2012, 141,533 grade control samples were collected and submitted for analysis. Grade control programmes throughout the period were conducted by dedicated reverse circulation (“RC”) drill rigs and within the mining cycle, standardised to a consistent 6 metre x 12 metre drill pattern spacing and 10 metre vertical depth. Grade control drill samples are collected at 1 metre down hole intervals using a rig mounted, Metzke cone splitter. Grade control samples are analysed onsite at a purpose built laboratory operated by SGS Philippines Incorporated (“SGS”) since April 2009. Samples are dried, crushed to 75% passing 2 millimetres, split to one kilogram and pulverized to 85% passing 75 micrometre. Determination of gold content is then done using fire assay of a 50 gram charge with an atomic absorption spectroscopy (AAS) finish. The stated detection limit is 0.01 g/t gold.

Assay performance was monitored by the use of Certified Reference Material (“CRM”) and blank material inserted as part of regular grade control sample submissions. In addition, the onsite laboratory regularly reports the results of independent SGS QA/QC protocols. A small number of grade control samples were dispatched to McPhar Laboratories in Manila during a period where sample volumes exceeded the processing capacity of the onsite laboratory.

During 2012, 46,579 RC, 29,028 diamond core, 1,627 rock chip, and 2,788 stream sediment exploration samples were collected and submitted for analysis. Exploration drilling programmes through the period were conducted by multi-purpose RC/coring drill rigs and primarily in-filled and extended results from previous campaigns of historically mined deposits. Holes varied in length up to a maximum of 251 metres RC and 1036 metres HQ core. Rock chip and stream sediment samples were taken during the course of a regional mapping and sampling program carried out by contractors Geological & Technical Services (“GTS”). Samples were taken following documented protocols developed jointly by FRC and GTS. Exploration drill samples were collected at one metre intervals. Two of the rigs were equipped with automatic cone splitters that produce a three kilogram sample, for the remainder of the rigs whole samples were collected from the rig cyclone in plastic bags and a subsequent three kilogram split was taken using a Jones riffle splitter. Wet sample intervals were dried before splitting. Representative drill cuttings were washed, geologically logged and retained for future reference.

Assay performance was monitored by the use of CRM, blank material and duplicate samples inserted as part of regular exploration sample submissions. In addition, both the Intertek McPhar and SGS Laboratories’ regularly report the results of independent QA/QC protocols.

Security of Samples

All samples that were sent to McPhar Laboratories in Manila were placed inside large polyethylene bags properly labelled, weighed and inspected by independent regulatory officials onsite before shipment. Sample dispatches were transported to Manila in sealed containers to avoid chances of tampering.

Samples sent to SGS Tianjin from the mobile sample preparation unit on site are packed into labelled cardboard cartons. After inspection by independent regulatory officials’ onsite, the cartons are sealed with tamper proof seals and shipped by road and air to their final destination.

Grade control samples are delivered to the onsite SGS laboratory located within the high security processing plant area with restricted access. Transport of samples from the field to the laboratory is completed by authorised personnel only and all security procedures are followed when these samples are in transit.

Mineral Reserves and Mineral Resources

Mineral reserves for the Masbate Mine are reported as of December 31, 2012. The proven and probable mineral reserves for the Masbate Mine as of December 31, 2012 are 113.48 million tonnes at a grade of 0.82 g/t gold for 2.999 million ounces of contained gold. Proven and probable reserves are based on the 2011 CGA block model and reported within existing 2011 design pits. Remaining mineral reserves within the existing design pits are tabulated based on end of December 2012 topographic surfaces. Mineral reserves are tabulated using the same cost factors, mining dilution, recovery factors and cut-off grade ranges as those used for the October 2011 reporting period. The Company intends to update the design pits using the new 2013 mineral resource block model and report new mineral reserves in mid-2013 using updated costs, recovery information and cut-off grade data.

The proven and probable mineral reserve estimate is based on a gold price of US$1,300 per ounce and also includes a mining dilution of 5% and a mining recovery allowance of 97.5%. The reserves will be sourced from 5 major independent pits and a number of smaller surrounding pits. Mineral reserves are reported above a series of variable cut-off grades ranging from 0.36 g/t to 0.43 g/t gold.

Stockpile ore balances are derived from truck volume movements to individual stockpiles with grade estimated according to industry accepted practices including RC grade control sampling, fire assay and grade estimation into ore control blocks. Active stockpiles are surveyed on a monthly basis and stockpile volumes estimated using digital surface models. A 20% swell factor is assumed within stockpiles to convert in-situ ore specific gravity values to stockpile values.

Proven and Probable Reserves as of December 31, 2012 1,2,3,4,5,6,7

Vein Structure	Tonnes	Au g/t	Ounces Au	Kg Au
Main Vein	51,976,000	0.92	1,536,600	47,600
Colorado	40,010,000	0.77	983,100	30,700
HMB-East	5,446,000	0.87	151,200	4,700
HMB-West	1,201,000	1.40	54,300	1,700
Syndicate	592,000	1.00	19,000	600
Stockpile	14,258,000	0.56	255,200	8000
TOTAL	113,483,000	0.82	2,999,400	93,300

Notes:

(1)	Gold Price = USD $1,300 per ounce
(2)	Mining dilution of 5 % applied at a grade of 0.17 g.t gold.
(3)	Mining recovery = 97.5%
(4)	Cut-off Grades: Oxide = 0.36 g/t, transitional = 0.39 g/t and fresh rock = 0.43 g/t gold.
(5)	Metallurgic Recovery Data used: oxide = 88%, transitional =82% and fresh rock = 74%
(6)	Mineral reserves are inclusive of mineral resources.
(7)	Mineral reserve numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mining Associates Limited (“MA”) was commissioned in August 2012 to prepare an update on MA’s October 2011 NI 43-101 mineral resource estimate for the Masbate Mine. The update was to be based on additional drilling within the deposit over the previous year and to include advances in the understanding of the controls on mineralization and gold distribution. The update was to meet current operational requirements and to be reconciled to actual production. The report uses drill data as at August 28, 2012 and mined surfaces as at August 31, 2012, giving it an effective date of August 31, 2012. Mineral resources are reported as global mineral resources not constrained by whittle pit shells so a direct comparison can be made to the previous publically reported CGA mineral resource disclosure. The Company is in the process of running whittle pits on the new 2013 block model and will disclose a new mineral reserve estimate constrained within design pits later in 2013.

The updated mineral resource estimate completed in February 2013 is based on a geologic model developed on cross sections and incorporated into a three dimensional block model. A total of 2,754 drill holes (including 42 trenches) were used including an additional 605 drill holes completed since the last 2011 block model update. A total of 30,686 in-pit grade control samples were also used for the grade estimate update. Individual assays were variably capped by domain and data type, veins were generally capped at 12 g/t gold and lower grade peripheral “halo” mineralization was capped at 5.9 g/t gold.

Grade estimation into blocks was completed using ordinary kriging using a maximum of 24 samples, minimum of five and maximum of four composites per drill hole. Measured resources are reported within 12 metres of grade control drill samples, indicated resources used a kriging slope value of 0.55 and less than 50 metres to the nearest drill hole. Inferred resources are classified as those blocks estimated with two drill holes within 200 metres and limited to 100 metres vertically from a drill hole.

Stockpile resources are were tabulated by onsite personnel at the Masbate Mine and confirmed by MA. All stockpile resources are classified as measured except for COL SB4 which was classified as indicated. High grade stockpile material has an average grade greater than 0.70 g/t gold whereas low grade (LG) stockpile material refers to material with an average grade between 0.40 g/t and 0.70 g/t gold. Ore stockpile balances are derived from mining truck movements to individual stockpiles, with grade estimated via industry standard grade control methods (RC drill sampling, FAA assay, conditional simulation of in situ material collated in mineable ore blocks).

Specific gravity of in situ material has been estimated from drill core samples collected from resource drilling, with periodic sampling of rock samples collected during mining. Specific gravity of ore material varies from 2.37 to 2.55 with measurements completed using the water displacement method with a waxed rock sample. A 20% swell factor is assumed to convert in situ specific gravity values to stockpile values.

Measured and Indicated Resources as of December 31, 20121,2,3,4

Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Colorado	41,299,000	0.86	1,139,000	35,500
Main Vein	113,205,000	0.92	3,354,100	104,300
HMB	16,191,000	0.93	482,000	15,000
Montana	2,843,000	1.43	130,900	4,100
Old Lady	8,038,000	0.82	211,200	6,600
Pajo	6,664,000	0.77	164,000	5,100
HG Stockpile	344,000	0.88	9,700	300
LG Stockpile	13,914,000	0.55	246,000	7,700
TOTAL	202,499,000	0.88	5,737,900	178,500

Notes:

(1)	Measured and indicated mineral resources are based on the new B2Gold 2013 Block model.
(2)	Measured and indicated mineral resources are reported above a cut-off grade of 0.36 g/t gold.
(3)	Mineral resources are not constrained by a pit shell.
(4)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Inferred Mineral Resources as of December 31, 20121,2,3,4,5,6

Vein Structure	Tonnes	g/t Au	Ounces Au	Kg Au
Main Vein	47,178,000	0.68	1,035,500	32,200
Colorado	8,774,000	0.70	196,900	6,100
HMB	6,410,000	0.70	144,600	4,500
Montana	1,943,000	0.93	57,800	1,800
Old Lady	3,094,000	0.59	59,000	1,800
Pajo	4,919,000	0.66	104,700	3,300
TOTAL	72,318,000	0.69	1,598,500	49,700

Notes:

(1)	Inferred mineral resources are based on the new B2Gold 2013 Block model.
(2)	Inferred mineral resources are reported above a cut-off grade of 0.36 g/t gold.
(3)	Inferred mineral resources are not constrained by a pit shell.
(4)	Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability.
(5)

Due to the uncertainty that may be attached to inferred mineral resources it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource category as a result of ongoing exploration.

(6)	Mineral resource numbers have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.

Mining Operations and Production

The Masbate Mine is an open pit mine with the first gold pour being made on May 12, 2009. Commercial production at the Masbate Mine commenced on July 1, 2009. The Masbate Mine is projected to produce up to 200,000 ounces of gold annually over the current mine life of 15 years with the potential to extend beyond current projections given the significant exploration upside. The Company expects to release updated guidance for the Masbate Mine later in 2013.

The ore is processed through a standard carbon in pulp cyanide leach circuit. The plant consists of a single toggle jaw crusher, a 6 megawatt SAG Mill and two 3.6 megawatt ball mills. Tailings are disposed of in an engineered dam two kilometres from the processing plant. Gold is produced in dore bars and shipped to a refinery for sales.

Production for the year ended December 31, 2012 was 10,085,300 cubic metres total material (12,639,300 tonnes total low grade and high grade), with 6,656,717 tonnes milled producing 194,466 ounces of gold. Cash operating costs (before taxes) for the year ended December 31, 2012 were approximately US$800 per ounce. Following the successful commissioning of the secondary crushing circuit a further optimisation study was commenced to further determine alternatives to the expansion plan that would utilise existing crushing and grinding equipment. The Company is in the process of evaluating the various alternatives for expansion, including additional metallurgical testing and mineral reserve and resource updates. A decision on expansion is expected in late 2013.

Exploration and Development

A 2013 exploration program totaling $11 million is underway with five drill rigs currently working. The 2013 exploration program will comprise reserve and resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. Exploration drilling is also planned for the Bart Ag and Balete veins located 12 kilometres southeast of the mine. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

Otjikoto Project

Certain portions of the following information have been derived from and are based on the assumptions, qualifications and procedures set out in: (i) the Otjikoto Technical Report; and (ii) the Otjikoto Feasibility Study. For a more detailed overview of the Otjikoto Project please refer to the Otjikoto Feasibility Study, which is available under the Company’s profile on SEDAR at www.sedar.com.

Property Description, Location and Ownership

The Otjikoto Project is located approximately 70 kilometres from the town of Otjiwarongo and 50 kilometres from the town of Otavi within the Province of Otjozondjupa in the north-central part of the Republic of Namibia, approximately 300 kilometres north of Windhoek, the country’s capital.

On December 5, 2012 the Namibian Ministry of Mines and Energy (“MME”) granted Auryx Gold Namibia (Proprietary) Limited, later renamed to B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), the Otjikoto mining license, ML 169. B2Gold Namibia is owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company. The mining license (“ML”) was granted in accordance with the Minerals (Prospecting and Mining) Act of 1992 (the “Namibian Minerals Act”) and covers an area of 6,933.99 hectares. The license is valid for a term of 20 years with expiry of December 4, 2032. The license can be renewed for a further 20 years upon application to the MME. The ML requires payment of an annual fee, development of a works program, environmental compliance, commitment to seek local suppliers for fuel and lubricants, approval of the product take-off agreement, and payment of taxes by permanent employees in Namibia. Mine production is subject to royalties at 3% of net market value payable to the Namibian state.

The mining license ML 169 is situated within Exclusive Prospecting License (“EPL”) 2410. EPL 2410 covers an area of 54,125 ha (inclusive of the ML) and is in good standing, with renewal for an additional two years granted by the MME on September 14, 2012. An annual fee of N$6,000 and filing of quarterly exploration reports with the MME and bi-annual environmental reports with the Ministry of Environment and Tourism (“MET”) are required to keep the license in good standing. Exploration is conducted under the terms of an ECC issued by the MET on June 20, 2002. A renewal ECC application was submitted to the MET on January 31, 2013, in accordance with requirements of 2012 changes to the environmental laws of Namibia. Three additional EPL’s are held by B2Gold Namibia in the area.

In 2011, the farms Wolfshaag, Otjikoto, Gerhardshausen and Okaputa Nord I were purchased and consolidated by Auryx Properties Holdings (Proprietary) Limited, later renamed as B2Gold Namibia Property (Proprietary) Limited (“B2Gold Namibia Property”). The ML and all proposed infrastructure are situated on the B2Gold Namibia Property farms. In addition, the Otjikoto Project has all the permits required for the start of construction.

The Namibian Minerals Act royalty is 3% of the net sales of gold and silver. The value-added tax (“VAT”) is 15% VAT on domestic goods and services and 16.5% on imported goods and services. A refund on the 15% VAT on domestic goods and services is expected to be approved and the expected refund period is estimated to be two months.

Access, Climate, Local Resources, Infrastructure and Physiography

The Otjikoto Project can be accessed off the main B1 road, a primary paved road from both the Otavi and Otjiwarongo directions. Otjiwarongo lies approximately 70 kilometres southwest from the Otjikoto Project and Otavi is approximately 50 km to the northeast and both are situated on the B1.

The Otjikoto Project area is characterized by low rainfall with extreme temperature ranges and unique climatic factors influencing the natural environment and biodiversity. In general, the climatic conditions at the Otjikoto Project site allow for year-round construction and mine operations.

The surface rights of the farms on which the mining will take place are owned by the Company through its subsidiary B2Gold Namibia Property. The existing surface rights cover four farms which have been consolidated into two farms. There is more than sufficient surface area for the mine, waste dumps, plant, tailings pond, associated infrastructure and any other requirements for construction and operations.

The local topography is flat with a gentle slope towards the north-west with freely draining soils. The site is located at an elevation of 1,500 to 1,510 metres above mean sea level, just north of a local surface water divide. There are no well-defined surface water drainage features on the site and no major surface water flow or defined channel flow is expected other than local events after heavy rainfall. The greater part of the Otjikoto Project area falls within the Tree and Shrub savannah zone, which is listed as the dominant vegetation type in central Namibia. There are no plant species of sufficient conservation concern in any of the above habitats and due to the relatively low sensitivity of the vegetation present no special mitigation measures are necessary. Permits have been obtained and removal of vegetation is in progress in the proposed areas for the construction camp, designed roads, open pit, wasted dump area, tailing pond area, process plant site, mine shop area and other infrastructure.

History

A number of mineral companies have explored the area for base metals in the mid-1960s to the mid-1980s, including mapping and drilling, all with limited success. There is no recorded history of gold focused exploration activity within or adjacent to the Otjikoto Project until the deposit was discovered by Avdale Namibia (Proprietary) Ltd. in 1999 as the result of a base metal exploration program initiated by Anglovaal Mining Ltd. in 1995. Between 1999 and 2011, a series of operators completed numerous airborne and ground geophysical and geochemical surveys and drilled 305 rotary air blast, 458 reverse circulation and 624 diamond drill holes totalling 173,156 metres on the Otjikoto Project.

Geological Setting

The Otjikoto deposit is located within the Damara Mobile Belt, which forms part of the Pan–African Mobile Belt system. The Damara Mobile Belt consists of two branches, one running approximately parallel to the present Namibian coastline, while the second branch strikes north-eastwards and is referred to as the “Intracratonic Branch”. Otjikoto is located within the northern portion of the Intracratonic Branch.

The Otjiwarongo-Otavi regional area is located in the Northern Central Zone and Northern Zone (“NZ”) of the Damara tectonostratigraphic zones. The Otjikoto exploration properties lie predominantly within the NZ. The edge of the Northern Platform is to the north of the property in the vicinity of Kombat Mine. The Otjikoto area is predominantly underlain by lithologies belonging to the Neoproterozoic Swakop Group of the Damara Orogen. The Okonguarri Formation, of the Swakop Group, hosts the gold mineralization and is overlain and underlain by distinctive glacial diamictite horizons, the Ghaub and Chuos formations, respectively. The Okonguarri Formation is principally composed of thick units of dark grey carbonaceous marble, biotite-schist, graphitic schist and calc-silicate horizons.

Mineralization

Gold in the main Otjikoto deposit is hosted by a NNE striking sheeted sulphide (+ magnetite) - quartz+carbonate vein system. The system has been traced over a strike length of 2.3 kilometres, to a depth of 475 metres below surface. The vein swarm is lying at an angle of 20° to 30° to deep-seated NNE trending linear structures, which could be an extensional array that formed as a result of late Damara dextral movement. All significant hydrothermal gold deposits, as well as most leucogranite-hosted uranium mineralization in central Namibia that have been discovered to date, are hosted within these NNE trending corridors. The gold occurs in a series of thin (commonly less than 10 centimetres) sheeted veins in the schist and granofels (meta-marls) of the Upper and Middle Okonguarri Formation. The majority of the veins lie parallel to an S0/S1 transposition foliation which approximates bedding, and the term “bedding” is used in the rest of the Otjikoto Feasibility Study for simplicity.

The Otjikoto Project gold deposit lithology has been divided into three lithostratigraphic units. The OTC albitite-hornfels unit hosts most of the mineralized vein system and is underlain by the 6 metres to 10 metres thick un-mineralized OTB calcitic marble. The albitized OTA fels (~30 metres thick), which hosts minor bedding-parallel veins with irregularly distributed gold values, occurs between the OTB marble and the footwall marble (~20 metres thick). The OTA fels and the OTB marble are part of the Middle Okonguarri Formation and the OTC is the basal unit of the Upper Okonguarri Formation.

Gold occurs within the vein system as coarse native gold with a size variation from 5 micrometres to 400 micrometres, with the median at about 100 micrometres. No specific location for gold has been noted. It has been observed adjacent to and within sulphides, along fractures, adjacent to and within garnets, within magnetite, on the edges of amphiboles and chlorite, and as free gold in quartz and carbonate.

Exploration

To date mineral exploration work throughout the Otjikoto Project has relied mainly on airborne and ground geophysical surveys to target drilling as the bedrock geology of the area is largely covered by 10 to 15 metre calcrete units. Most historic, regional exploration work focused on base metal exploration.

In 2010, and the first half of 2011, Auryx drill tested targets 900 metres to the northeast and 400 metres to the east of the resource area, as well as targets immediately proximal to the resource. Three new zones of gold mineralization were identified: the East 1 shoot, the West 1 shoot, and the southwest hangingwall zone. The southwest hangingwall zone is a near surface, stratabound zone. The West 1 shoot is a narrow, structurally controlled zone parallel to the West shoot and the Main shoot, the main mineralized bodies of the Otjikoto resource. This drilling also defined two distinct zones of massive iron-oxides (“Fe-oxides”) overlying and peripheral to the Otjikoto gold deposit. Both zones occur at and near surface and have been named the Main Magnetite Zone (“MMZ”) and the Magnetite 1 Zone (“M1Z”). The MMZ is a 5 metre to 30 metre thick unit of semi-massive to massive Fe-oxides. It is currently drill defined to dimensions of 400 metres long by 250 metres wide. It sub-crops on its western margin and extends to about 80 metres depth on its eastern “drill defined” margin. The MMZ is still open to the north and south. The M1Z is a 5 metre to 20 metre thick unit of semi-massive to massive Fe-oxides. It is currently drill defined to dimensions of 300 metres long by 250 metres wide and is still open to the east and south. M1Z lies within the modelled pit boundaries and overlies the downplunge extensions of gold mineralization.

In September 2011, Auryx discovered the Wolfshag zone, which occurs a few hundred meters to the northeast of the pit and was intercepted in five drill holes representing 400 metres of strike/plunge and is open along strike and dip. The Wolfshag shoot is hosted in a different, lower stratigraphic unit than the Main and West shoots, which increases the number of potentially mineralized units at the Otjikoto Project. Furthermore, the fold controlled model increases the amount of stratigraphy deemed favourable for hosting mineralized shoots as the fold repeated horizons are expected to be intersected at depth beneath the pit. As described below, the Wolfshag shoot is currently 950 metres long and open along strike and dip.

Drilling

In 2012, a total of 199 holes, totalling 26,000 metres, were drilled on the Otjikoto Project. Feasibility drilling included 60 holes for condemnation of proposed infrastructure sites, 38 holes for collection of metallurgical test samples, 17 holes for geotechnical studies and the remainder as infill drilling and for geostatistical studies. There are currently three diamond core rigs active on the project with two rigs drilling at Otjikoto and a third rig drilling on regional exploration targets.

Exploration drilling has been principally focused on the recently discovered Wolfshag zone. The zone is situated immediately to the northeast of the proposed open pit on the main Otjikoto deposit. The Wolfshag zone has been intersected for an additional 550 metres and now has a known minimum strike length of 950 metres. Significant new results from the Wolfshag zone drilling include:

  OTG25D with 19.81 metres grading 15.00 g/t gold, including 10.03 metres at 21.60 g/t gold;
  WH31 with 16.00 metres grading 7.45 g/t gold;
  WH12-061 with 18.0 metres grading 5.90 g/t gold; and
  WH38 with 19.00 metres grading 1.88 g/t gold.

Sampling and Analysis

RC drilling was employed for the Otjikoto Project deposit evaluation sampling as part of the dataset used for mineral resource estimation. RC sample material was routed from the bit to the drill rods’ inner-tube and went via a hose to a cyclone. The one metre samples were split in half in a two-step process through a large riffler to achieve homogenization and Left (“L”) and Right (“R”) samples obtained. Each of these samples was again split in half through two smaller rifflers, producing four sub-samples (i.e. L1, L2 and R1, R2). All rifflers are cleaned with compressed air after splitting of each one metre sample. The L1 and R1 samples are bagged in separate A3 size thick polyurethane bags and are transported to the core yard facility. The L2 sample is dry screened using a 2 millimetre sieve and the +2 millimetre sample placed in a clearly labelled 500 millilitre plastic bottle, which is transported to the core yard for additional detailed geological logging or retained as a reference sample. In the field, the R2 sample is wet screened using a 2 millimetre sieve and the +2 millimetre fraction logged for drilling control and geological information.

The core is oriented and a low point-line placed on the maximum dip of the prevalent dip of the fabric. Minimum sample length is 30 centimetres for HQ and 40 centimetres for NQ sized core. The majority of the sampling on the project was done at one metre sample intervals with samples labeled according to hole number and depth of end of sample. In 2012, the protocols were revised with the sampling done based on geology and a numeric sample tag system was started with information on each sample marked in the detailed logs and the tag books, in addition to on the core and boxes, as a further check on sampling. Three to five metres of material is sampled above and below the mineralized zones and sampled continuously. In narrow mineralized zones that are separated by more than three metres a gap in the sampling is allowed. Sample start and end points are marked on the core and on the core boxes adjacent to the samples. A quarter split of core is done for field duplicates.

Over the course of the project a total of 11,243 measurements have been collected of the specific gravity (“SG”) or bulk density of the various rock types of the deposit. The SG data was collected utilizing two different methodologies: (i) Pycnometer laboratory determinations on RC and drill core pulp samples, and (ii) Immersion (“Archimedes”) methodology either on whole or half core with 2,633 measurements taken with wax coated and 3,242 on un-waxed. Archimedes SG samples were collected for the complete hole for numerous holes. In 2012, a program of systematic sampling was undertaken whereby representative samples were taken of all lithologies, and at regular intervals (every 25 metres), from a series of holes scattered throughout the deposit. “Composite” samples were also collected, consisting of the measurement of all cores within the one to two metre mineralized zones.

QA/QC procedures have been in place since the start of the Otjikoto Project. During the life of the project, the following external (geological) controls samples have been routinely inserted: (i) blanks for monitoring of contamination and sample mix ups, (ii) certified reference materials to monitor the accuracy of the laboratory, and (iii) duplicates to monitor laboratory precision. In addition to the geological QA/QC samples inserted and evaluated during the course of the project, the individual laboratories provide their internal QA/QC information with each Certificate of Analysis (“COA”) and, in the case of Genalysis, also as a laboratory quarterly summary QA/QC report. Monthly QA/QC reports are prepared documenting the laboratory performance.

Data was verified by the qualified person responsible for data verification during several site visits throughout 2012. The qualified person reviewed geological data for the project, sampling density, drill collar and downhole survey information, current sampling and analytical procedures and related QA/QC program, SG determination procedures and data and the mineral resource model. Laboratory performance was reviewed by Mr. Tom Garagan through examination of monthly QA/QC reports. These reports provide documentation of the vetting of every COA and actions taken, tracking of the laboratory performance and verification of primary laboratory quality (biases) through comparison of external referee data.

Security of Samples

Only authorized drill and Company personnel are allowed at the drilling sites. All RC samples are collected at the RC rig by Company personnel and transported directly to the Company’s core yard in Otjiwarongo. Unloading of the core tube is controlled by the driller and site geologists. Checks are done at the site to ensure all core is placed in the boxes correctly prior to shipping. The drill geologist and senior personnel sign-off on the detailed daily drill reports at site and take possession of the core at that time. Core is transported directly to the secure Otjiwarongo core yard by Company personnel. The Otjiwarongo core yard is surrounded by a security fence with the office and complex alarmed and monitored by a local independent security firm.

Sample shipments are controlled by the Company’s Exploration Operations and Database Managers. Transportation to the laboratory is done by an independent bonded courier company (ACT Logistics) with appropriate sign-off documentation accompanying each shipment at both shipping and receiving. Sample shipment damage, if any, is noted by the laboratory upon reception and Company personnel immediately notified. Additionally, the laboratory immediately notifies the Company of any discrepancies between sample submittal information, shipment weights and samples received by the laboratory. Any issues are addressed before preparation of the samples start. All logged and sampled drill core is kept in the core yard or secure storage facilities in Otjiwarongo. Representative core intervals are missing for portions of holes used for metallurgical and geotechnical testing.

Mineral Reserve and Mineral Resource Estimates

The mineral reserve for the Otjikoto Project was generated as part of the Otjikoto Feasibility Study. The mineral reserve is based on a block model resource and mine plan that envisions open pit mining using conventional hard rock mining techniques. The qualified person for the mineral reserve estimate is Mr. Hermanus Kriel, Pr. Eng, B. Eng, MBL, QP (Mining).

The probable mineral reserves for the Otjikoto Project are 29.4 million tonnes of ore at a diluted grade of 1.42 g/t resulting in 1.3 million ounces (39.3 million grams) of produced gold at a stripping ratio of 5.59:1 (on a 100% basis). The life of mine is 12.46 years assuming a plant throughput of 2.5 million tonnes per annum, and a plant commissioning ramp-up of 1.96 million tonnes per annum for the first year of production and 2.34 million tonnes per annum for the second year of production. All figures quoted are above a gold cut-off grade of 0.4g/t gold.

In the current geologic model, mineralized zone outlines were based on logged lithology, vein percentage and gold grades. Interpretations of mineralized zones were created using lithology, vein percent, sulphide abundance and gold grade at a nominal 0.4 g/t gold cut-off. Grades slightly below 0.4 g/t gold were included along the margins of zones or along strike/dip for the sake of continuity. The 0.4 g/t gold threshold was chosen because (i) the proximity to a natural break that distinguishes mineralized from non-mineralized material at approximately 0.25 -0.35 g/t gold, (ii) 0.4 g/t gold is near but below the proposed cut-off grade (at the time of modeling the proposed cut-off was ~0.5 g/t gold), and (iii) historically 0.4 g/t gold grade shells have been used for the Otjikoto Project. Gold grades were estimated into a 3D block model using a mix of ID3 (inverse distance to the power of three) and OK (Ordinary Kriging) estimation methods. A single indicator was used to better define high grade mineralization at a threshold of approximately 0.8 g/t gold.

The total remaining mineral resources exclusive of the mineral reserve (below the design pit) for the Otjikoto Project at a 0.4 g/t gold cut off within a $1,600 per ounce optimized pit are 3.77 million tonnes at 1.02 g/t gold for 123,568 ounces of gold in the indicated mineral resource category and 2.28 million tonnes at 1.48 g/t gold for 108,808 ounces of gold in the inferred mineral resource category on a 100% basis.

Mineral resources are not mineral reserves and do not have a demonstrated economic viability. Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.

Process and Metallurgy

As part of the Otjikoto Feasibility Study, an extensive testwork programme was undertaken in order to establish the process design parameters, formulate the process flowsheet and evaluate ore variability. The design basis of the selected process is based on a gravity/whole ore leach flowsheet at a nominal treatment rate of 2.5 million tonnes per annum and a 25% design factor on the crusher, conveyors, mills, mainstream pumps and piping, cyanide destruction circuit and thickeners to allow for a possible future expansion to 3.0 million tonnes per annum with minimal additional capital expenditure. The process plant and design as detailed in the Otjikoto Feasibility Study is based on the recovery of gold by gravity concentration followed by an intensive leach circuit, and a cyanide leach process for gold recovery from gravity tailings.

Run-of-mine ore from the open pit operations will be delivered by 100 tonne trucks to the primary crusher. The ore will be fed to a crushing plant which consists of a gyratory crusher and conveyor system that feeds the coarse ore stockpile. Material will be reclaimed from the stockpile and treated in a grinding circuit which is comprised of a primary SAG mill and a secondary ball mill. The entire ball mill discharge stream will be treated in a gravity concentration circuit for recovery of coarse free gold. The gravity concentrate will be processed in an intensive leach circuit.

The gravity tailings product will be thickened to 45% solids and treated in a cyanide leach circuit. The leach product stream is pumped to a CIP circuit for recovery of gold in solution. The tailings stream from the CIP circuit is treated in a cyanide destruction circuit using the SO2/Air process, before being pumped to a lined tailing storage facility. Gold is recovered from the CIP circuit loaded carbon in a split Anglo-American Research Laboraties elution circuit. Gold solutions from the gravity intensive leach circuit and elution circuit are treated in an electrowinning process followed by smelting to produce dore bars. Average life-of-mine gold recoveries are estimated to be 95.6%.

Production Forecast

The mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1,341,000 ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period. All necessary government permits and licenses have been received. Construction has commenced and is scheduled for completion in the fourth quarter of 2014 when mill production will begin.

The current average annual production for the first five years is expected to be approximately 141,000 ounces of gold per year at an average operating cash cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

Financial Metrics

The financial modeling for the Otjikoto Project indicates robust economics. At a gold price of $1,550 per ounce, the Otjikoto Project is projected to yield a positive after-tax net present value of $243.4 million at a discount rate of 5%. The internal rate of return after-tax is projected to be 23.6%. The project has a 32 month pay-back period after first gold production.

Exploration and Development

On January 10, 2013, the Company announced the commencement of construction at the Otjikoto Project. The 2013 construction and development budget for the Otjikoto Project totals approximately $134.4 million. Total pre-preproduction capital costs are estimated to be $244.2 million. Construction is scheduled for completion in the fourth quarter of 2014 when mill production will begin and the first gold production from the Otjikoto Project is scheduled. A further $8.0 million has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the Wolfshag zone drill results.

Gramalote Property

Certain portions of the following information has been derived from and are based on the assumptions, qualifications and procedures set out in 2012 Gramalote Technical Report prepared under the supervision of Donald E. Hulse, P.E., a Qualified Person as defined in NI 43-101. For a more detailed overview of the Gramalote property, please refer to the 2012 Gramalote Technical Report, which is available on SEDAR at www.sedar.com.

Property Description and Location

The Gramalote property is located near the town of Providencia, Colombia within the municipalities of San Roque and San Jose del Nus, Department of Antioquia, Republic of Colombia, approximately 230 kilometres northwest of the Colombian capital of Bogota and approximately 110 kilometres northeast of Medellin.

Pursuant to the terms of the Shareholders’ Agreement for an incorporated joint venture Gramalote Limited dated May 15, 2008 (the “Gramalote Shareholders Agreement”), as a result of the Company electing not to complete a feasibility study on the Gramalote property by June 30, 2010, the ownership percentages were adjusted such that AngloGold and the Company have a 51% and 49% interest, respectively, in the Gramalote property. On August 12, 2010, the Company and AngloGold entered into an amending agreement to the Gramalote Shareholders Agreement (the “Gramalote Amending Agreement”) pursuant to which AngloGold retained a 51% interest and became manager of the joint venture project. The Company retained a 49% interest and each party has equal representation on the joint venture management committee, which require unanimous approval for each annual program and budget for exploration and development of the Gramalote property.

The project area is covered by 17 contiguous claim blocks totalling 35,321.74 hectares. The claims presently include 16 registered concession contracts totalling 25,908.84 hectares and one integrated mining concession contract totalling 9,412.90 hectares that has been accepted by, and is pending registration with, the national mining registry. The claims are registered, or are in the process of being registered, in the name of Gramalote (Colombia) Limited (“Gramalote Branch”), the Colombian branch of Gramalote BVI that has been formed to hold all of the Gramalote mineral claims. Gramalote Branch has purchased surface rights in the majority of the property area, including areas for exploration, drilling, proposed infrastructure and proposed exploitation. Gramalote Branch has also secured surface access agreements with the remaining property owners in the area of the concession for planned exploration, drilling and infrastructure investigations. Surface rights have also been purchased for proposed environmental compensation and re-settlement areas. Additional surface rights have also been obtained for the establishment of a commercial mining project and additional property negotiations are in progress.

Access, Climate, Local Resources, Infrastructure and Physiography

The Gramalote Project is situated along the valley of the Nus River, 1.5 kilometres southwest of the village of Providencia, Antioquia. Topography along the Nus valley is relatively subdued although locally steep and incised. Elevations in the Gramalote area range from 800 to 1,500 metres above sea level, while general elevations over the Antioquian plateau are generally between 2,300 and 2,500 metres above sea level. Climate at Gramalote is accordingly mildly tropical with daytime temperatures throughout the year averaging about 24°C. Yearly rainfall averages about 200 centimetres and falls mostly during punctuated rainy seasons extending from March to May and from September to December.

Infrastructure surrounding the Gramalote Project is excellent with direct, paved highway access from Bogota, as well as from the city of Medellin. An historic freight/passenger railway line (presently inactive) and high tension electricity pass within one kilometre of the project area. The paved highway and railway continue to Puerto Berrio located on the Magdalena River some 55 kilometres to the east. Puerto Berrio provides direct fluvial access to a major open ocean port on the Caribbean coast at Barranquilla. Additionally, the Gramalote Project area is surrounded by gravel roads which connect a dense small town rural and farm population to the Nus Valley infrastructure, the Magdalena River to the east and Medellin to the west.

Based upon a Colombian entry point at the nation’s capital in Bogota, access to the Gramalote Project is achieved by travel to Medellin via commercial jet aircraft service from Bogota to Medellin (approximately 1 hour flight). The project is located approximately 110 kilometres along paved road west-northwest of Medellin via the town of Cisneros to the town of Providencia (approximately 3 hours).

History

Gold mining within the Gramalote property likely pre-dates the early Spanish colonial period (16th century), however, the early discovery of gold at Gramalote is not well documented. Continuous exploitation in the Gramalote Ridge area dates from the late 19th century with production from the region generally dominated by alluvial and hydraulic techniques. Modern day mineral titles covering part of the known mineralization at Gramalote were owned by the Aristizabal family until 2005 when the existing title was ceded to the Grupo Nus and subsequently became part of the joint ventures with AngloGold and the Company.

Geological Setting

The Gramalote Project is located in the northern portion of South America, in the Central Cordillera of Colombia between the Magdalena Valley to the east and the Cauca-Patia Graben to the west. The terrane is primarily comprised of a metamorphic basement complex and the Antioquia Batholith. The Cajamarca-Valdivia basement terrane consists of early Paleozoic metamorphic rocks and ophiolitic oceanic volcanic and intrusive rocks.

Gold and silver mineralization in the Gramalote Project area occurs within an intrusive hosted structurally-controlled quartz stockwork system within the Cretaceous Antioquia Batholith in Central Colombia. The sinistral shear zones trending east-northeast and dipping sub-vertically are believed to be an important control on mineralization at Gramalote Ridge. Gold mineralization is associated with stockwork veining and in particular quartz with fine-pyrite veins, quartz-carbonate veins, and quartz with coarse pyrite veins. In the Gramalote Ridge area, mineralization has been defined by surface sampling and drilling over a strike length of 1,100 metres and vertically to 450 metres below the topographic surface.

Mineralization

The Gramalote Project exhibits a structurally controlled mineralization in the form of veins, up to 10 centimetres wide, sheeted veins and local stockworks with alteration selvages around veins and veinlets. These veins yield gold assays up to 80 ppm gold. The various veins and veinlets that occur at the deposit can be discriminated according to their mineralogy, morphology and internal structures. In the Gramalote deposit, the quartz – pyrite – chalcopyrite – vein types are the most important in terms of gold mineralization where gold and chalcopyrite both commonly fill fractures in pyrite.

At Gramalote Project, the style of mineralization, the widespread nature and abundance of outlying targets, and the clear structural control upon mineralization at both a local and regional scale, all suggest that Gramalote is part of a district-scale mineralizing event. Given the regional-scale surface geochemical (stream sediment, rock and soil sample) results and accompanying geological observations, the Company has concluded that numerous additional strong gold anomalies exist within the Gramalote Project area that deserve additional definition via prospecting and grid-based rock and soil sampling.

Exploration and Drilling

Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2012 and 2011 prefeasibility and exploration work to date on the Gramalote Project property include positive metallurgical test results showing in excess of 95% recovery and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. The exploration strategy in 2012 was focused on infill drilling of Gramalote Central and exploration drilling in Monjas West with the aim to add new inferred resources to the project. A total of $99.6 million (100% basis) has been spent and 55,130 metres of diamond drilling has been completed in 189 holes since AngloGold became operator in September 2010 including 24,489 metres drilled in 2012.

Both the Company and AngloGold’s surface exploration and drilling programs have successfully outlined a significant gold system and resource (see “Mineral Resources” below) known as Gramalote Central extending over an area of more than one square kilometre centered about Gramalote Ridge. A total of 14,251 metres in 37 holes have been completed in the infill and resource expansion drill program on Gramalote Central resource area since October 2010 including 5,255 metres in 14 holes in 2012. The results to date of the drilling correlates well with the previous drilling on Gramalote Central and show the potential to increase the resource and 2012 results include up to 10.0 metres at 2.06 g/t gold in hole GR-138, 22.0 metres at 0.83 g/t gold in hole GR-143, 82.0 metres at 0.71 g/t gold in hole GR-144 and 74.0 metres at 4.06 g/t gold in hole GR-146. Hole GR-143 is a 200 metre step-out to the east and shows good potential to increase the existing resource. The high grade values in hole GR-146 will increase grade and ounces in the south-central area of the resource as the values were intersected underneath all previous drilling and remain open at depth. Infill and resource expansion drilling with three core rigs continues on Gramalote Central with the goal of increasing ounces in the resource and converting the resource from inferred into indicated. Exploration drill results indicate the Gramalote Central Zone remains open.

Exploration drilling since 2010 has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 24,130 metres in 70 drill holes have been completed on the six satellite targets including 7,327 metres in 21 holes in 2012 at Monjas West and La Maria. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

Positive gold intersections have been returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 11,270 metres in 32 holes have been drilled at Monjas West (4,98 metres in 15 holes in 2012) with results up to 56.0 metres at 0.94 g/t gold (including 14.0 metres at 1.66 g/t gold and 12.0 metres at 1.45 g/t gold) in hole MW-05, 30.0 metres at 1.35 g/t gold in hole MW-24, 20.0 metres at 1.88 g/t gold in hole MW-03, 22.0 metres at 0.93 g/t gold in hole MW-04 and 12.0 metres at 1.75g/t gold in hole MW-09 and 22.0 metres at 1.92 g/t Au and 6.2 metres at 1.94g/t Au in hole MW-023.

Additionally, in 2012 five new metallurgical holes totalling 1,137 metres were drilled in Gramalote Central, Monjas West and Trinidad, three new geotechnical holes totaling 1,220 metres were drilled in Gramalote Central resource area and 45 condemnation and infrastructure holes totaling 7,226 metres were completed in the Palestina tailings dump area and San Antionio waste rock dump areas.

Sampling and Analysis

The Gramalote Project drill samples have been analyzed for gold by ALS Chemex analytical laboratory in Lima, Peru. The analytical methods employed were fire assay fusion and atomic absorption spectroscopy on 50 grams of nominal sample weight (ALS Chemex internal code AU-AA24), and fire assay fusion and gravimetric analysis on 50 grams of nominal sample weight (ALS Chemex Internal code AU-GRA22).

Multi-element analysis included HF-HNO3-HClO4 acid digestion with HCl leach. The analytical methods employed were inductively coupled plasma - atomic emission spectroscopy (ICP - AES) and inductively coupled plasma - mass spectrometry (ICP-MS) (ALS Chemex internal codes ME-MS61 and ME-ICP61).

Security of Samples

Drill core is transferred from the drill sites to the storage area where they are immediately logged and sampled. Samples are transported from the project site to the AngloGold warehouse located in Funza (Cundinamarca), and then shipped directly to the preparation laboratory.

During the AngloGold 2006-2007 campaign, QA/QC procedures included the insertion of coarse blanks, certified standard material and coarse reject duplicates, as well as pulp duplicates (inserted by the laboratory), each every 25 samples. The Company adjusted the QA/QC protocols to insert the reference material and duplicate samples every 35 to 40 samples for the B2Gold 2008 campaign. The 2010-2011 drill campaign reverted back to the reference material and duplicate samples being inserted every 25 samples. For sample batches where a failure is identified the selected samples related to the failed standard are re-assayed. This selection is based on the reported sample grade related to the standard reference grade, the fire assay batch limits, and the positions in the sample sequence of the failed and passed standards.

Mineral Resources

On April 24, 2012, the Company announced that AngloGold completed a new mineral resource estimate for the Gramalote Central Zone and Trinidad Zone. Total measured and indicated mineral resources at Gramalote Central at a 0.25 g/t gold cut-off, within a US$1,600 per ounce gold optimized Whittle pit consist of 97.1 million tonnes grading 0.81 g/t gold for a total of 2.54 million ounces of gold (on a 100% basis). The Gramalote Central and Trinidad inferred mineral resource is 95.7 million tonnes grading 0.44 g/t gold for a total of 1.36 million ounces of gold using similar parameters as the measured mineral resources and indicated mineral resources. The Company filed the 2012 Gramalote Technical Report in respect of the mineral resource estimate on June 11, 2012.

The Gramalote mineral resource estimate is supported by 41,732 metres of diamond drilling in 126 drill holes completed in 2007 to 2011 and 441 metres of sampling from an underground tunnel. A total of 7,019 metres of diamond drilling in 20 holes drilled by the Company in 2008 was used in the Trinidad resource calculation. Average drill hole spacing used in the mineral resource was 25 metres by 25 metres for measured mineral resource, 50 metres by 50 metres for indicated mineral resource and 100 metres by 100 metres for inferred mineral resource. AngloGold monitored the QA/QC program of the data collected in 2010 through 2012.

At the end of 2012, AngloGold provided an updated mineral resource using the same 2011 block model and reporting resources within a US$2,000 whittle pit shell above a cut-off grade of 0.15 g/t gold.

B2Gold’s guidance for reporting mineral resources as of December 31, 2012 uses a gold price of US$1,550 per ounce of gold. At this gold price, the resulting cut-off grade of 0.20 g/t gold was calculated using AngloGold’s whittle pit assumptions and parameters. The total measured and indicated mineral resources for the Gramalote Project reported within the US$2,000 AngloGold pit shell and reported above a cut-off grade of 0.20 g/t gold is 98.12 million tonnes grading 0.81g/t gold for a total of 2.55 million ounces of gold (on a 100% basis). This represents less than a one percent difference from the measured and indicated mineral resource reported in the 2012 Gramalote Technical Report.

The total inferred mineral resource for the Gramalote and Trinidad projects reported above a 0.20 g/t gold cut-off grade within AngloGold’s US$2,000 pit shell is 148.58 million tonnes grading 0.36 g/t gold for 1.73 million ounces of gold (on a 100% basis). This represents an increase of 0.37 million ounces from the 2012 Gramalote Technical Report that reported inferred mineral resources above a cut-off grade of 0.25 g/t gold with a USD $1,600 whittle pit shell.

Drilling was completed in 2012 on the Monjas West area proximal to the Gramalote central deposit but the drill density completed to date does not meet the Company’s requirement for reporting as an inferred mineral resource.

The mineral resource estimate was prepared under the supervision of Mr. Vaughan Chamberlain, FAusIMM, Senior Vice President, Geology and Metallurgy, AngloGold Ashanti Limited and a Qualified Person as defined under NI 43-101

Exploration and Development

The Gramalote Project had a 2012 joint venture prefeasibility and exploration budget of $62 million (100%) which funded 21,700 metres of diamond drilling for the exploration of additional targets on the property, drilling associated with infrastructure and infill drilling, as well as prefeasibility work, environmental studies, metallurgical test work and engineering. The goal of this budget was to complete the prefeasibility study by November 2012. During the execution of this program, a number of potential upside issues were identified and a supplemental budget was approved to provide sufficient time to complete the test work and engineering associated with the identified opportunities. This supplemental budget of $26.1 million (100%) also included trade-off studies to confirm the optimum size of the project, additional land acquisitions, community and social obligations, exploration and development drilling, and covered the period from December 2012 through February 2013. Each joint venture partner has funded their share of expenditures pro rata. Based on positive exploration results, exploration and development drilling will continue through July 2013 to better define the mineral resource and assure that the optimum plant size is determined. Work programs and engineering associated with the completion of the Environmental Impact Assessment (“EIA”) will also be completed during this period so the EIA can be submitted to government authorities in May 2013 which is critical to the overall project schedule. As a result of this additional work, the final prefeasibility results will be completed in the third quarter of 2013. This will allow sufficient time for the inclusion of new information, an updated mineral resource estimate and potential modifications to the prefeasibility study. The final feasibility study is scheduled to be completed by the fourth quarter of 2014. The Company is currently in discussions with AngloGold to agree on work programs and budget from March 2013 through August 2013, when a decision will be made on advancing the Gramalote Project to final feasibility.

Other Exploration Properties and Interests

Cebollati Property

The Cebollati Property is located in the Department of Lavalleja, 180 kilometres northeast of Montevideo in southern Uruguay and consists of 10 claims totalling approximately 34,200 hectares. The claims are comprised of one exploration license totalling 163 hectares, one exploration application totalling 163 hectares, five prospection licenses totalling 14,808 hectares and three prospection license applications totalling 19,066 hectares. The Cebollati Property has excellent paved road access approximately eight kilometres from a highway in rolling farm country. Under the terms of the Cebollati Option Agreement, the Company earned an 80% interest in the Cebollati Property by paying US$1 million in stages and has agreed to fund all exploration work through feasibility. Additional obligations include the completion of a feasibility study, a per ounce gold payment and a net smelter royalty for additional production. The Company has made all cash purchase payments under the Cebollati Option Agreement and has earned an 80% interest in the Cebollati Property.

During 2012, the Company’s exploration activities at the Cebollati Property included detailed trenching work on the main property, the drilling of 2,400 metres in 22 holes, and regional exploration over the Company’s claims, including completing a comprehensive airborne magnetic and radiometric geophysical survey. Detailed trenching contained up to 5.95 g/t gold over 38.90 metres and drilling intersected up to 5.81 g/t over 2.55 metres. The work done in 2012 indicated the mineralization occurs in a series of shallowly plunging pipe shaped bodies. Exploration in 2013 is budgeted at US$380,000 for Phase I and will focus on detailed mapping and re-logging of existing holes to determine the down plunge direction of mineralization. Further drilling will depend on the results of the detailed work.

Calibre Joint Venture – Borosi Property

Pursuant to an Option Agreement with Calibre dated July 21, 2009, as amended on June 18, 2010 and October 19, 2010, the Company has the right to earn up to a 65% interest in potential mining projects in the Borosi gold-silver-copper prospect in northeast Nicaragua. Effective September 31, 2012, the Company had earned a 51% interest in the property. The Company may increase its interest in specific project areas to 65% by funding a preliminary feasibility study of the viability of a mining project in that area.

The Borosi property is located in the Bonanza-Rosita-Siuna areas of northeast Nicaragua, the “Mining Triangle” of Nicaragua, which is estimated to have had historical production totalling more than 5 million ounces of gold, 4 million ounces of silver, 158,000 tons of copper and 106,000 tons of zinc. The initial exploration had focused on the Eastern Epithermal, Bonanza and Rosita Gold Camps with geological mapping, prospecting, soil surveying and trenching. In 2011, the Company and Calibre announced drill results that discovered significant porphyry style gold and copper mineralization at the Primavera project within the Borosi concessions in north east Nicaragua. A phase II drilling program was completed in 2012, totalling 9,475 metres of drilling, for a total overall drilling program of 13,000 metres for 30 drill holes. The bulk of the phase II program was focused on the nearby soil geochemical anomalies at Copper Hill and a prominent structural target to the south of the main Primavera Zone. In addition, several drill holes south and west of the main Primavera Zone showed anomalous gold-copper values associated with porphyry style mineralization at depths exceeding 500 metres. Most importantly, the drilling indicates that the porphyry system continues to the north beneath alluvial cover. A comprehensive geophysical program was completed during 2012, with both air magnetic and radiometric surveys flown over the claim area.

Highlights of the Phase II program include drill hole PR-12-016 which confirmed shallow continuity of porphyry style mineralization on the west side of the main Primavera Zone with 201.35 metres of 0.77 g/t gold and 0.36% copper, including 57.85 metres of 1.08 g/t gold and 0.49% copper. PR-12-024 and several other drill holes crossed two major post mineral faults to the west and north of the main Primavera Zone and intersected anomalous zones also associated with porphyry style mineralization. Mineralization extends to the two faults and further work needs to be carried out to determine the degree of fault offset. Results from drill hole PR-12-024 indicate that the system continues to the north beneath alluvial cover. Hole 24 yielded several deep intervals including 17 metres of 0.39 g/t gold from 595 to 612 metres, 1.1 metres at 18.28 g/t gold, and 1.5 metres 11.95 g/t gold. These intervals were all associated with vein and stockwork mineralization in intrusion breccia and diorite although the high grades for gold are unusual. More drilling will be required in this area under the alluvium where the geophysical data indicate the presence of a large magnetic low. Drilling to the south at Copper Hill has intersected zones of skarn and hornfels similar to the style of mineralization and alteration at the Santa Rita deposit in nearby Rosita which produced over 3 million pounds of copper, 177,737 ounces of gold, and 2,629,720 ounces of silver. Additional drilling may be needed to test for possible skarn deposits which are commonly associated with porphyry systems. The skarn mineralization lies about 1.5 km to the southwest. Additional soil sampling is underway in this area.

The 2013 exploration program for Primavera has a Phase I budget of $2 million. This will fund 1,500 metres of drilling, geophysical interpretation as well as detailed mapping and geological interpretation. The Company is commencing a surface mapping and trenching program to help locate the potential continuation of the main zone beyond the faults.

Trebol and Pavon Properties

The Company entered into an Option Agreement with Radius dated December 23, 2009 under which the Company earned a 60% interest in the Trebol, Pavon and San Jose exploration properties in Nicaragua (six concessions with 25 year terms covering approximately 242,000 hectares). On August 10, 2012, the Company acquired the remaining 40% interest in the Trebol and Pavon properties and issued to Radius as consideration 4,815,894 Common Shares. In addition, the Company has entered into an agreement to make certain contingent payments to Radius that relate to the mineral reserves established on the Trebol property. As part of the transaction, the Company and Radius terminated all other aspects of the existing arrangements entered into between the parties in December 2009 in respect of the Trebol, Pavon and San Pedro properties.

The Trebol property, located in northeastern Nicaragua, is a low sulphidation epithermal hot springs district consisting of numerous strong gold anomalies spanning over 14 kilometres of strike length. In 2011, the Company drilled 37 holes totalling 3,208 metres on the Trebol property. The 2011 drilling campaign cut mineralization in the Cerro Domingo, Paola and Trebol North Zones with drill holes containing up to 1.96 g/t gold over 28.55 metres in hole TR-11-014 in the Cerro Domingo Zone, up to 8.86 g/t gold over 7.75 metres in hole TR-11-028 in the Paola Zone and up to 13.08 g/t gold over 7.00 metres in hole TR-11-047 in the Trebol North Zone. The Company discovered the Trebol East Zone located three kilometres east of the main Trebol trend in 2011. In 2012, the Company drilled 1,480 metres in 23 holes to test the Trebol East Zone. Drilling in the Trebol East Zone contained up to 0.77 g/t gold over 18.25 metres in hole TR-12-050 and 0.75 g/t gold over 12.4 metres in hold TR-12-056. Drilling and trenching has outlined a low-grade north-south mineralized zone at least 1.5 kilometres long.

The Pavon property, located in central Nicaragua, is a low sulphidation system discovered by Radius in 2003. Seventy one historical diamond drill holes totalling approximately 10,700 metres tested several veins occurring over a strike length of six kilometres, with results that include 10.3 g/t gold over 16.8 metres in hole PADH-005B in the north zone and up to 6.7 g/t gold over 11 metres in hole PADH-01 in the south zone. During 2009 and 2010, the Company further explored the Pavon North and South Zones with 56 trenches totalling 1,608 metres. No exploration was conducted on the Pavon property in 2012.

The 2013 exploration budget of US$103,000 on the Trebol property and US$50,000 on the Pavon property is to fund economic studies.

Bellavista Property

The Bellavista Property is located within the Costa Rican “Gold Belt”, approximately 70 kilometres northeast of San José. The Company holds an exploitation concession covering a 7 square kilometre area. The Bellavista mine was previously operated by Glencairn Gold Corporation (“Glencairn”) as an open pit mine and heap leach operation. Mining operations were suspended by Glencairn in July 2007 due to indications of a potential massive ground movement, which in part were caused by water saturation due to abnormally high rainfall during the preceding several years. Immediately following the suspension of mining operations, Glencairn undertook a program of rinsing the heap leach with fresh water to remove cyanide from the heap, and a monitoring program to evaluate ground movement concerns. In October 2007, a landslide at the Bellavista mine occurred resulting in damage to the east side of the heap leach pad and the recovery plant. The preventative measures taken by Glencairn averted a potential environmental disaster.

Since October 2007, Glencairn and the Company have conducted a number of mitigation measures, extensive monitoring programs and site reclamation. Tetra Tech Inc., working directly for the Secretaria Tecnica National Ambiental (“SETENA”), which is the lead regulatory agency in Costa Rica, recently completed environmental and closure audits that show that the landslide area has remained stable since the initial movement in October 2007 and there has been no contamination of surface and groundwater as a result of this incident. Several areas on the site outside of the main landslide area experienced some ground movement and these were repaired prior to the 2012 rainy season. As well, a small slide near the entrance to the mine was repaired in May 2012. The Company’s reclamation activities continue with the planting of over 1,000 trees on portions of the waste dump area and with work programs focused on controlling runoff from rain storms and keeping water levels from building up in the slide area. The Company is investigating various alternatives relating to the Bellavista Property, including the potential for re-opening the mine on the Bellavista Property using different technologies, including a milling and carbon-in-leach process. In 2012, the Company’s field programs focused on site monitoring, and the installation of new drainage channels in the pond areas.

A conceptual study describing the potential new process, the preferred location of new facilities and a number of alternatives for using waste material to reinforce the landslide was submitted to SETENA in December 2009. Further development plans and the collection of baseline data were initiated. The Company has been actively working with the local municipality of Miramar and seven local communities in the area on a number of social programs, including potable water improvements for Miramar, improvements to local meeting halls and improvements and additions to local schools.

Although Costa Rica recently passed a new law prohibiting open pit mining, the new law states that the rights of existing operations will be protected and “grandfathered”. The Company has filed an application with SETENA that would establish the terms of reference for constructing a new beneficiation plant approximately seven kilometres from the existing plant site. This application has been rejected by SETENA and the administrative appeal process of this decision has been completed with the rejection being upheld. The Company is now reviewing other alternatives to reopen the mine and other potential options for obtaining value from the property.

RISK FACTORS

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although steps to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas that may result in environmental pollution and consequential liability.

The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Production and Cost Estimates

The Company has prepared estimates of future production, operating costs and capital costs for La Libertad Mine, Limon Mine and Masbate Mine. The Company cannot give any assurance that such production or cost estimates will be achieved. Actual production and costs may vary from the estimates depending on a variety of factors, many of which are not within the Company’s control. These factors include, but are not limited to, actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; exchange rate and commodity price fluctuations; shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by governmental or regulatory authorities or other changes in the regulatory environments. Failure to achieve production or cost estimates or material increases in costs could have a material adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for mineral reserves and mineral resources contained in this Annual Information Form are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that mineral reserves can be mined or processed profitably. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the mineral reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. In addition, there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Fluctuation in gold prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimates. The volume and grade of mineral reserves mined and processed and the recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s operations, financial condition and results of operations.

Inferred mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated resources or proven and probable reserves as a result of continued exploration.

Commodity Prices

The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewellery demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

The Company’s future revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Foreign Countries and Mining Risks

The Company’s exploration, development and production activities are currently conducted in Nicaragua, the Philippines, Namibia, Colombia and Uruguay and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction or require equity participation by local citizens.

The Company has interests in exploration and development properties that are located in developing countries, including Nicaragua, the Philippines, Namibia, Colombia, and Uruguay, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and governmental legislation and regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Nicaragua, the Philippines, Namibia, Colombia or Uruguay may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, exchange controls, export controls, currency remittance, income or other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Environmental Compliance

The Company’s operations are subject to local laws and regulations regarding environmental matters, the use or abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material unsatisfied environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there-under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Institution of Restrictions on Repatriation of Earnings

There are currently no restrictions on the repatriation from the countries in which the Company operates of earnings to foreign entities. However, there can be no assurance that restrictions on repatriations of earnings from these countries will not be imposed in the future. Exchange control regulations require that any proceeds in foreign currency originated on exports of goods from Colombia (including minerals) be repatriated to Colombia. However, purchase of foreign currency is allowed through any Colombian authorized financial entities for purposes of payments to foreign suppliers, repayment of foreign debt, payment of dividends to foreign stockholders and other foreign expenses.

Currency Risks

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in U.S. dollars and incurs expenses in U.S. dollars, Canadian dollars, Nicaraguan córdobas, Philippine pesos, Namibian dollars and Colombian pesos. As the exchange rates between the Nicaraguan córdoba, Philippine peso, Namibian dollar, Colombian peso and Canadian dollar fluctuate against the U.S. dollar, the Company will experience foreign exchange gains and losses.

Colombian Economic Environment

The status of Colombia as a developing country may make it difficult for the Company to obtain any required financing for the Company’s projects. Notwithstanding the progress achieved in restructuring Colombian political institutions and revitalizing its economy, the present administration, or any successor government, may not be able to sustain the progress achieved. While the Colombian economy has experienced growth in recent years, such growth may not continue in the future at similar rates or at all. If the economy of Colombia fails to continue its growth or suffers a recession, the Company’s exploration efforts may be affected.

Further, Colombia has in the past experienced a difficult security environment as well as political instability. In particular, various illegal groups that may be active in and around regions in which the Company is present may pose a credible threat of terrorism, extortion and kidnapping, which could have an adverse effect on the Company’s operations in such regions. In the event that continued operations in these regions compromise the Company’s security or business principles, the Company may withdraw from these regions on a temporary or permanent basis, which in turn, could have an adverse impact on the Company’s results of operations and financial condition. No assurances can be given that the Company’s plans and operations will not be adversely affected by future developments in Colombia. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect the Company’s business.

Namibian Economic Environment

The Namibian economy is highly dependent on the mining sector, which, in 2010, was estimated at approximately 11% of gross domestic product (“GDP”). This makes the Namibian economy vulnerable to adverse commodity price fluctuations. Namibia is also highly dependent on foreign imports, particularly in relation to food and fuel. In addition, Namibia is a member of the Southern African Customs Union (“SACU”), which provides for a common external tariff and guarantees free movement of goods between its member states. A high proportion of Namibia’s trade is conducted with SACU members, and, in 2011, SACU revenue accounted for approximately 25% of Namibia’s total Government revenue. Accordingly, the Namibian Government is highly dependent on SACU revenue, but Namibia’s share of the SACU revenue is expected to gradually decline in the foreseeable future, as a result of which the Namibian government may be compelled to introduce additional taxes or increase current tax rates.

Philippine Regulatory Environment

The Constitution of the Philippines provides that all natural resources are owned by the State which may enter into a coproduction, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens. Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, amongst others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalises the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalised business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or the governing bodies of corporations or associations engaged in partially nationalised activities in proportion to their allowable participation or share in the capital of such entities. Although the Company believes its structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged.

Labour and Employment Matters

Production at the Company’s mining operations is dependent upon the efforts of the Company’s employees and the Company’s relations with its unionized and non-unionized employees. In addition, relations between the Company and its employees may be affected by changes in the scheme of labour relations that may be introduced by the relevant governmental authorities in those jurisdictions in which the Company carries on business. Changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company’s business, financial condition and results of operations.

The Limon Mine has experienced labour issues in the past, including work stoppages or suspension of operations due to legal or illegal strikes or illegal road blockades. Although there were no work stoppages in 2011, they remain a potential issue for the Company and time may be lost to strikes (legal and illegal). The Company is continuing to seek a permanent solution to these disruptions; however, there can be no assurance that a permanent solution will be found and the Company will not have to suspend operations again.

In Namibia, due to high levels of unemployment, and restrictive immigration policies applied by the Namibian Ministry of Home Affairs, it may be difficult for the Company to obtain employment permits for skilled personnel that may be required in exploration or mining operations. In addition, Namibia suffers from high levels of poverty and unemployment. Although Namibia spends a significant proportion (the highest single budget amount) on education, education initiatives and programmes may take time to take effect. Currently, a significant proportion of the Namibian work-force can be classified as unskilled or semi-skilled labourers, as a result of which it may be difficult for employers to find skilled personnel for specialised tasks.

Outside contractor risk

Certain of the Company’s mining and exploration activities, particularly those in the Philippines, are conducted by outside contractors. As a result, the Company’s operations at these sites will be subject to a number of risks, some of which will be outside the Company’s control, including:

  negotiating agreements with contractors on acceptable terms;
  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;
  reduced control over such aspects of operations that are the responsibility of the contractor;
  failure of a contractor to perform under its agreement with the Company;
  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;
  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and
  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the Company may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the Company’s business, results of operations and financial condition.

Environmental and other Regulatory Requirements

The activities of the Company are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving towards stricter standards, and enforcement, fines and penalties for non-compliance are becoming more stringent. An environmental assessment of a proposed project carries a heightened degree of responsibility for companies and their directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The current mining and exploration activities of the Company require permits from various governmental authorities and such operations are, and will be, governed by laws and regulations governing exploration, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, safety, mine permitting and other matters. Companies engaged in mining and exploration activities generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. There can be no assurance that all permits that the Company may require for mining and exploration will be obtainable on reasonable terms or on a timely basis, or that such laws and regulations would not have an adverse effect on any project that the Company may undertake. The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities. However, there may be unforeseen environmental liabilities of the Company resulting from exploration and/or mining activities and these may be costly to remedy.

Joint Ventures

A number of the properties in which the Company has an interest are the subject of joint venture arrangements with other mining companies and will be subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the viability of the Company’s interests held through joint ventures, which could have a material adverse impact on the Company’s results of operations and financial conditions:

  inability to exert influence over certain strategic decisions made in respect of joint venture properties;
  disagreement with joint venture participants on how to develop and operate mines efficiently;
  inability of participants to meet their obligations to the joint venture or third parties; and
  litigation between participants regarding joint venture matters.

Additional Funds

Future exploration, development, mining, and processing of minerals from the Company’s properties could require substantial additional financing. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, the Company may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to the Company or that they would be obtained on terms favourable to the Company, if at all, which may adversely affect the Company’s business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development, or production on any or all of the Company’s properties, or even a loss of property interests.

Hedging risk

In compliance with the conditions required by the debt financiers of the Masbate Mine, a variety of financial instruments (such as gold forward sales contracts and gold put options) have been used from time to time to reduce exposure to unpredictable fluctuations in the project life revenue streams. With the acquisition of CGA, the Company assumed these hedging programs. Within this context, the hedging programs undertaken are structured with the objective of retaining as much upside to the gold price as possible, but in any event, by limiting hedging commitments to no more than 50% of CGA’s gold reserves. CGA also entered into a number of other derivative instruments including interest rate swaps and fuel hedging contracts. In the event the Company cannot deliver into these contracts due to insufficient gold production at the Masbate Mine, the Company could be exposed to material market adjustments that could cause material liquidity requirements that may not be able to be funded from the cashflow from operations.

Principal Properties Located in Adverse Climates

Certain of the Company’s operations are located in remote areas and are affected by adverse climate issues, resulting in technical challenges for conducting both geological exploration and mining operations. Although the Company benefits from modern mining technology for operating in such areas with adverse climate, the Company may sometimes be unable to overcome problems related to weather and climate either expeditiously or at a commercially reasonable cost, which could have a material adverse effect of the Company’s business and results of operations.

Infrastructure

Mining, development and exploration activities depend on adequate infrastructure, including reliable roads, power sources and water supply. The Company’s inability to secure adequate water and power resources, as well as other events outside of its control, such as unusual weather, sabotage, government or other interference in the maintenance or provision of such infrastructure, could adversely affect the Company’s operations and financial condition.

In Namibia, although there has not yet been any electric power blackouts, Namibia may, in the short term, experience electricity shortages, inter alia on account of the (i) demand for electricity is increasing, both on account of growth in GDP as well as on account of increased mining operations; (ii) the contracts for the supply of electricity with neighbouring countries (particularly South Africa) may expire between 2012 and 2015, and may not be renewed due to electricity shortages in these neighbouring countries; and (iii) projects for addressing electricity demand are in the preliminary stages, may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations. In addition, Namibia is an arid country, and water resources are scarce. Although the Government of Namibia currently pursues a seawater desalination project, Namibia may in the short term experience water shortages, inter alia on account of the following (i) demand for water is increasing, both on account of growth in GDP as well as on account of increased mining operations; and (ii) the seawater desalination project pursued by the Government may take several years to complete, may not be financed easily or at all, and may experience delays or cancellations.

Small scale miners

Small scale miners have been operating in Aroroy, Masbate since 1979 without the benefit of a valid mining or processing permits issued by the Government. Some of the mining and processing operations are within FRC’s property, and there has been evidence of contamination from tailing and effluent discharges within the Masbate property boundary. Although FRC is not liable for their contamination, CGA has been diligent in attempting to limit the activities of these miners and informing the public about the risk of contamination. In line with attempts to limit and control their activities, CGA, in coordination with local and National government, began a process to enter into agreements with small scale miners. The agreements will require the formation of local cooperatives to legally apply for mining and processing permits and work on some areas of the Company’s mineral tenements that are not suitable for large scale mining and limited to a definite period of time. There is also a natural conflict in objectives between small scale miners and the Company and FRC, as the small scale miners have no legal rights to mine and are keen to access as much ore as possible. In contrast, the Company and FRC have a stated position of allowing some level of activity, however, the Company and FRC require it to be contained to nominated areas only and subject to the law governing small scale mining in the country. Accordingly, there are risks that conflict can arise which could materially adversely affect the operations of the Company and/or FRC.

In Nicaragua, there is a long history of small scale miner activity throughout the country. Nicaraguan law provides that 1% of a concession be available for artisanal (non-mechanized) activity. At La Libertad, the Company has executed several agreements with local cooperatives, and processes a portion of their output from areas that are mutually agreed upon. There is also independent artisanal mining being carried out. Small scale miner issues are managed by a specific specialized group at La Libertad Mine, and the focus has been to ensure that the Company and artisanal miners coexist within the concession. At Mina El Limon, there has been no artisanal activity in the active mining area, however in outlying non-producing concessions, there are some areas of extensive small scale miner workings. The number of artisanal miners has increased as the price of gold has increased.

Property Interests

The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. The section of this Annual Information Form under the heading “Description of the Business” identifies the Company’s obligations with respect to acquiring and maintaining title to the Company’s interest in certain of its current properties. No guarantee can be given that the Company will be in a position to comply with all such conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, and increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

The Company is satisfied based on due diligence conducted by the Company that its interests in the properties are valid and exist as set out in this Annual Information Form. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and the entities owned or controlled by foreign government will not be unilaterally altered or revoked. There is no assurance that the Company’s rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company’s rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Dependence on Key Personnel

The success of the Company will be largely dependent upon the performance of its key officers, employees and consultants. Locating and developing mineral deposits depends on a number of factors, not the least of which is the technical skill of the exploration, development and production personnel involved. The success of the Company is largely dependent on the performance of its key personnel. Failure to retain key personnel or to attract or retain additional key individuals with necessary skills could have a materially adverse impact upon the Company’s success. The Company has not purchased any “key-man” insurance with respect to any of its directors, officers or key employees and has no current plans to do so.

Conflicts of Interest

Certain directors and officers of the Company are or may become associated with other mining and mineral exploration industry companies which may give rise to conflicts of interest. In accordance with the BCBCA, directors who have a material interest in any person who is a party to a material contract or a proposed material contract with the Company are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors and the officers are required to act honestly and in good faith with a view to the best interests of the Company. However, circumstances (including with respect to future corporate opportunities) may arise which are resolved in a manner that is unfavourable to the Company.

Insurance and Uninsured Risks

The business of the Company is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to properties of the Company or others, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with its operations and insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. It is not always possible to obtain insurance against all risks and the Company may decide not to insure against certain risks because of high premiums or other reasons. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Company or to other companies in the mining industry on acceptable terms. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Unknown Liabilities in Connection with Acquisitions

As part of the Company’s acquisitions, the Company has assumed liabilities and risks. While the Company conducted due diligence, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Competition

The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself with respect to the discovery and acquisition of interests in mineral properties, and the recruitment and retention of qualified employees and other persons to carry out its mineral production and exploration activities. Competition in the mining industry could adversely affect the Company’s prospects for mineral exploration in the future.

No History of Dividends

The Company has not paid a dividend on its Common Shares since incorporation. The Company intends to continue to retain earnings and other cash resources for its business. Any future determination to pay dividends will be at the discretion of the board of directors and will depend upon the capital requirements of the Company, results of operations and such other factors as the board of directors considers relevant.

Price Volatility in Publicly Traded Securities

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. The price of the Common Shares is subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial cost and diversion of management attention and resources, which could materially and adversely harm the Company and its financial position.

Litigation Risk

All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the litigation process could take away from management time and effort and the resolution of any particular legal proceeding to which the Company may become subject could have a material effect on the Company’s financial position, results of operations or the Company’s property development.

Enforcement of Civil Liabilities

A substantial part of the assets of the Company are located outside of Canada and certain of the directors and officers of the Company are resident outside of Canada. As a result, it may be difficult or impossible to enforce judgments granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

DIVIDENDS

The Company has not declared any dividends or distributions on its Common Shares since its incorporation. The Company intends to retain its earnings, if any, to finance growth and expand its operations and does not anticipate paying any dividends or distributions in the foreseeable future. The board of directors may declare from time to time such cash dividends or distributions out of the monies legally available for dividends or distributions as the board of directors considers advisable. Any future determination to pay dividends or make distributions will be at the discretion of the board of directors and will depend on the capital requirements of the Company, results of operations and such other factors as the board considers relevant.

DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares. As at the date of this Annual Information Form, 646,003,332 Common Shares and no preferred shares are issued and outstanding (672,052,833 on a fully diluted basis).

Common Shares

Registered holders of Common Shares are entitled to receive notice of and attend all meetings of shareholders of the Company, and are entitled to one vote for each Common Share held. In addition, holders of Common Shares are entitled to receive on a pro rata basis dividends if, as and when declared by the board of directors and, upon liquidation, dissolution or winding-up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares, including preferred shares, ranking in priority to, or equal with, the holders of the Common Shares.

Preferred Shares

The preferred shares without par value may at any time and from time to time be issued in one or more series. The board of directors may from time to time by resolution determine the maximum number of preferred shares of any such series or determine there is no maximum, determine the designation of the preferred shares of that series and amend the articles of the Company to create, define and attach, and if permitted by the BCBCA, alter, vary or abrogate, any special rights and restrictions to be attached to the preferred shares of that series. Except as provided in the special rights and restrictions attaching to the preferred shares, the holders of preferred shares will not be entitled to receive notice of, attend or vote any meeting of the shareholders of the Company. Holders of preferred shares will be entitled to preference with respect to payment of dividends on such shares over the Common Shares, and over any other shares of the Company ranking junior to the preferred shares with respect to payment of dividends. In the event of liquidation, dissolution or winding-up of the Company, holders of preferred shares will be entitled to preference with respect to distribution of the property or assets of the Company over the Common Shares and over any other shares of the Company ranking junior to the preferred shares with respect to the repayment of capital paid up on, and the payment of any or all accrued and unpaid cumulative dividends whether or not earned or declared, or any or all declared and unpaid non-cumulative dividends, on the preferred shares.

Stock Options

In 2010, the board of directors and the shareholders of the Company approved the adoption of an amended and restated stock option plan (the “Stock Option Plan”) for the benefit of directors, employees and consultants of the Company. The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase common shares of the Company and to benefit from the appreciation in the value of such common shares. The Stock Option Plan increases the Company’s ability to attract the individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from the growth of the Company. The board of directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan.

On May 6, 2011, the board of directors approved a further amendment to the Stock Option Plan (the “Amended Plan”), subject to shareholder and regulatory approval, and on June 10, 2011, the shareholders of the Company approved the Amended Plan.

Messrs. Clive Johnson, Mark Corra, Roger Richer, Tom Garagan, Dennis Stansbury and George Johnson, who are executive officers of the Company, and Robert Cross, Chairman of the board of directors, have voluntarily adopted a policy of not accepting stock options granted under the Amended Plan.

Key provisions of the Amended Plan include:

(a)	the eligible participants are any director, officer, employee, or consultant of the Company or any of its associated affiliated, controlled or subsidiary companies;

(b)

the maximum number of Common Shares issuable pursuant to options granted under the Amended Plan will be a number equal to 7.5% of the issued and outstanding Common Shares on a non-diluted basis at any time;

(c)

a restriction that no more than 7.5% of the total number of issued and outstanding Common Shares may be issuable to insiders of the Company pursuant to options granted to insiders under the Amended Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements;

(d)

a restriction that no more than 5% of the total number of issued and outstanding Common Shares may be issuable to any one individual within a one-year period pursuant to options granted under the Amended Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements, unless the Company has obtained disinterested shareholder approval;

(e)

a restriction that no more than 1% of the total number of issued and outstanding Common Shares may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Amended Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements;

(f)	the vesting period of all options shall be determined by the board of directors;

(g)

options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the board of directors of the Company and the options are non-transferable and non- assignable;

(h)

the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing market price on the trading day prior to the grant of such options, or such other minimum price as may be required by the Toronto Stock Exchange (“TSX”);

(i)

options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earliest of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with the Company, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(j)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(k)

in the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(l)

in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(m)

upon the announcement of a transaction which, if completed, would constitute a change of control of the Company and under which Common Shares of the Company are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(n)	options that expire unexercised or are otherwise cancelled will be returned to the Amended Plan and may be made available for future option grant pursuant to the provisions of the Amended Plan; and

(o)

the board of directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate discontinue or amend the Amended Plan; and

(p)

the board of directors of the Company, without prior approval of the shareholders of the Company and the TSX or any regulatory body having authority of the Company, will not be entitled to: (i) increase the maximum percentage of Common Shares issuable by the Company pursuant to the Amended Plan; (ii) amend an option grant for an option held by an insider to effectively reduce the exercise price or extend the expiry date of such options; (iii) make a change of eligible participants which would have the potential of broadening or increasing participation by insiders; (iv) add any form of financial assistance; (v) add a deferred or restricted share unit or any other provision that results in an eligible participants receiving Common Shares while no cash consideration is received by the Company; or (vi) amend any of the amendment provisions of the Amended Plan.

As at the date of this Annual Information Form, the following options were outstanding under the Amended Plan, each exercisable to purchase one Common Share:

Number	Exercise Price ($)	Expiry Date
204,800	1.57	June 25, 2013
68,500	1.57	July 1, 2013
2,514,563	2.40-4.00	July 13, 2015-July 2, 2016
2,870,450	0.80	August 3, 2014

Number	Exercise Price ($)	Expiry Date
80,400	1.27	January 21, 2015
210,000	1.25	February 8, 2015
195,000	1.33	March 8, 2015
170,000	1.44	June 2, 2015
20,000	1.63	August 10, 2015
47,200	1.85	October 4, 2015
200,000	1.97	October 19, 2015
1,625,250	2.45	November 7, 2015
122,400	2.57	November 30, 2015
698,625	2.31	January 20, 2016
728,750	3.11	May 30, 2016
175,000	3.19	June 28, 2016
815,000	3.08	August 4, 2016
351,800	3.24	October 23, 2016
9,525,755	3.10	January 18, 2017
400,000	3.93	March 4, 2017
180,000	3.06	May 8, 2017
360,000	3.18	July 12, 2017
435,000	3.92	October 8, 2017
1,200,000	3.80	January 29, 2018

Restricted Share Unit Plan

On May 6, 2011, the Company’s board of directors approved a Restricted Share Unit Plan (the “RSU Plan”), subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 10, 2011. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

Restricted share units (the “RSUs”) may be granted by the Company’s Compensation Committee, which has been appointed to administer the RSU Plan to directors, executive officers and employees of the Company (the “Designated Participants”). The Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. As at the date of this Annual Information Form, the Company has issued 2,851,008 RSU’s under the RSU Plan. Accordingly, 5,148,992 RSU’s remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

  The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

  The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by the market value of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis.

  8,000,000 Common Shares of the Company will be reserved for issuance under the RSU Plan.

  The maximum number of Common Shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 7.5% of the Company’s issued and outstanding Common Shares at any time.

  The maximum number of Common Shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 7.5% of the Company’s issued and outstanding Common Shares at any time.

  The maximum number of Common Shares issuable to non-employee directors pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 1% of the Company’s issued and outstanding Common Shares at any time.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

  If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

  Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid Common Shares of the Company and will be redeemed 5 days after the RSU is fully vested. Each RSU will be redeemed for one Common Share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the board of directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the person or group acquiring the Common Shares of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

  Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

  Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v) deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares of the Company are listed for trading on the TSX under the symbol “BTO”. The following table sets out the market price range and trading volumes of the Common Shares on the TSX for the periods indicated.

Year		High ($)	Low ($)	Volume (no. of shares)
	March 1-28	3.33	2.73	148,521,929
	February	3.94	2.94	96,188,077
2013	January	4.02	3.48	73,288,200
	December	3.78	3.28	43,724,903
	November	4.20	3.33	42,702,555
	October	4.24	3.77	60,000,368
	September	4.38	3.67	95,363,765
	August	4.13	3.16	25,632,535
	July	3.51	3.09	27,053,615
	June	3.76	2.85	39,782,215
	May	3.85	2.64	66,835,623
	April	4.55	3.28	48,532,395
2012	March	4.31	3.71	50,376,623

On March 28, 2013, the closing price of the Common Shares on the TSX was $3.09 per share.

Prior Sales

The following table summarizes the issuances of stock options by the Company within the 12 months prior to the date of this Annual Information Form.

Date of Issue	Number of Securities	Security	Price per
			Security ($)
May 9, 2012	180,000	Options	3.06
July 13, 2012	390,000	Options	3.18
October 10, 2012	435,000	Options	3.92
January 30, 2013	1,200,000	Options	3.80

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, municipality, province or state of residence, position held with the Company, the date of appointment of each director and executive officer, principal occupation within the immediately preceding five years and the shareholdings of each director and executive officer of the Company. The statement as to Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers named below is in each instance based upon information furnished by the person concerned and is as at the date of this Annual Information Form. Directors of the Company hold office until the next annual general meeting of the shareholders or until their successors are duly elected or appointed.

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)

Clive Johnson(7) British Columbia, Canada	President, Chief Executive Officer and Director	President, Chief Executive Officer of the Company; formerly the Chairman, President and Chief Executive Officer of Bema Gold Corporation (“Bema”)	December 17, 2006	8,580,570(2)

Robert Cross(5) (6) British Columbia, Canada	Chairman and Director	Serves as independent director and, in some cases, non-executive Chairman of public companies principally in the resource sector.	October 22, 2007	2,399,593

Robert Gayton(4)(5) British Columbia, Canada	Director	Consultant to various public companies since 1987; formerly Vice President of Finance with Western Silver Corporation from 1995 to 2004	December 17, 2006	453,000

John Ivany(4)(6) Alberta, Canada	Director	Retired; formerly Executive Vice President of Kinross from 1995 to 2006	November 20, 2007	800,000

Jerry Korpan(7) London, England	Director	Formerly Executive Director of Emergis Capital S.A., based in Antwerp, Belgium; formerly Managing Director of Yorkton Securities in London, England	November 20, 2007	1,000,000

Barry Rayment(4)(5)(7) California, USA	Director	Mining industry consultant; formerly the President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	600,000(3)

Name and Municipality of Residence	Position with Company	Principal Occupation During Past Five Years	Director/Officer Since	Number of Voting Securities (1)

Bongani Mtshisi Johannesburg, South Africa	Director	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	37,600

Michael Carrick Perth, Australia	Director	President and CEO of Ratel Group Limited (“Ratel Group”); former President and CEO of CGA	January 31, 2013	Nil

Roger Richer British Columbia, Canada	Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of the Company; formerly the Vice President of Administration, General Counsel and Secretary of Bema	December 17, 2006	5,433,582(2)

Mark Corra British Columbia, Canada	Senior Vice President of Finance and Chief Financial Officer	Senior Vice President of Finance and Chief Financial Officer of the Company; formerly the Vice President of Finance of Bema	December 17, 2006	5,682,332(2)

Tom Garagan British Columbia, Canada	Senior Vice President of Exploration	Senior Vice President of Exploration of the Company; formerly the Vice President of Exploration of Bema	March 8, 2007	5,693,582(2)

Dennis Stansbury Nevada, USA	Senior Vice President of Development and Production	Senior Vice President of Development and Production of the Company; formerly the Vice President of Development and Production of Bema	March 8, 2007	3,949,132

George Johnson Washington, USA	Senior Vice President of Operations	Senior Vice President of Operations of the Company; formerly the Senior Vice President of Operations of Bema	August 11, 2009	500,000

Notes:

(1)

The information as to the nature of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by the directors and executive officers, not being within the knowledge of the Company, has been furnished by such directors and officers.

(2)

Messrs. Johnson, Richer, Corra and Garagan are the trustees of the Incentive Trust (the “Trustees”) that holds 3,955,000 Common Shares. The number of Common Shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer, Corra and Garagan as set forth in the table above includes 863,750 Common Shares (an aggregate of 3,455,000 Common Shares) that are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the Trustees, which was established to hold options and shares of the Company to be allocated to directors, officers, employees and service providers of the Company as determined by the Trustees.

(3)	600,000 Common Shares are held through the Barry D. Rayment and Celia M. Rayment Trust, of which Mr. Rayment is a trustee.
(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of Health, Safety, Environment & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Annual Information Form, the directors and executive officers of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 34,229,391 Common Shares, representing approximately 5.3% of the issued and outstanding Common Shares of the Company.

Biographical Information

The following is a brief description of each of the executive officers and directors of the Company (including details with regard to their principal occupations for the last five years).

Executive Officers

Clive Johnson — President, Chief Executive Officer and Director

Clive Johnson was involved with Bema and its predecessor companies since 1977. When Bema was created by the amalgamation of three Bema group companies in 1988, Mr. Johnson was appointed the President and Chief Executive Officer. Mr. Johnson was the driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. Mr. Johnson oversees the long-term strategy and development as well as the day-to-day activities of the Company.

Roger Richer —Executive Vice President, General Counsel and Secretary

Roger Richer has over 25 years of experience in mining law, corporate finance and international business transactions and practices. He has a Bachelor of Arts and a Bachelor of Law degree from the University of Victoria. Mr. Richer was with Bema since its inception in 1987. Until June 2008, Mr. Richer had also served as the President of Consolidated Puma Minerals Corp., a TSX-V listed company. Mr. Richer manages the legal affairs, corporate records and corporate governance of the Company.

Mark Corra — Senior Vice President of Finance and Chief Financial Officer

Mark Corra has over 30 years mining experience. Mr. Corra is a Certified Management Accountant, with a diploma in financial management from the British Columbia Institute of Technology. Mr. Corra was with Bema since 1990, initially as Controller and subsequently as Vice President of Finance. Prior to Bema, Mr. Corra spent 11 years in accounting at Placer Dome. Mr. Corra oversees the financial reporting, cash management and tax planning of the Company and financial compliance and reporting to the regulatory authorities.

Tom Garagan — Senior Vice President of Exploration

Tom Garagan is a geologist with over 30 years of experience. Mr. Garagan was with Bema since 1991 and was appointed Vice President of Exploration in 1996. He has worked in North and South America, East and West Africa and Russia. Mr. Garagan was instrumental in several discoveries, including the Cerro Casale and Kupol deposits. Mr. Garagan has a Bachelor of Science (Honours) degree in geology from the University of Ottawa. Mr. Garagan is responsible for all aspects of the Company’s exploration, including technical review of new acquisitions.

Dennis Stansbury — Senior Vice President of Development and Production

Dennis Stansbury is a mining engineer with over 35 years of engineering, construction, production and management experience at surface and underground mines in ten different countries. After working for a number of gold mining companies in South America and the United States, he joined Bema as Vice President South America in 1994 and was appointed Vice President of Development and Production in 1996.

George Johnson — Senior Vice President of Operations

George Johnson is a mining engineer with over 35 years of experience in underground and open pit mine construction and operations management. He joined Bema in 1999 after 16 years with Hecla Mining Company and following the takeover of Bema by Kinross, Mr. Johnson managed the construction and completion of the of the Kupol mine in Northeastern Russia. Mr. Johnson has a degree in mining engineering from the University of Washington. Mr. Johnson is responsible for overseeing all of the development and production activities of the Company.

Directors

Robert Cross

Robert Cross has more than 20 years of experience as a financier in the mining and oil & gas sectors. He is a co- founder and Non-Executive Chairman of Bankers Petroleum Ltd., co-founder and Chairman of Petrodorado Energy Ltd., and until October 2007, was the Non-Executive Chairman of Northern Orion Resources Inc. Between 1996 and 1998, Mr. Cross was Chairman and Chief Executive Officer of Yorkton Securities Inc. From 1987 to 1994, he was a Partner, Investment Banking with Gordon Capital Corporation in Toronto. Mr. Cross has an Engineering Degree from the University of Waterloo and received his MBA from Harvard Business School in 1987.

Robert Gayton

Dr. Robert Gayton is a Chartered Accountant and has acted as a consultant to various public companies since 1987. He was Chief Financial Officer with Western Silver Corporation from 1995 to 2004 and was a director of Western Silver Corporation from 2004 to 2006 and a director of Bema from 2003 to 2007. Dr. Gayton was Vice President of Finance of Doublestar Resources Ltd. from 1996 to 2006 and a director from 2000 to 2007. He was a director of Northern Orion Resources Inc. from 2004 to 2007. Each of these companies was subsequently acquired by way of takeover. Dr. Gayton is currently a director and chair/member of the audit and other committees of Nevsun Resources Ltd., Amerigo Resources Ltd., Silvercorp Metals Inc., Eastern Platinum Ltd. and Western Copper and Gold Corporation.

John Ivany

John Ivany retired from Kinross in 2006 having served as Executive Vice President since 1995. Prior to this, Mr. Ivany held executive positions with several resource companies including Noranda Inc., Hemlo Gold Mines Ltd., Prime Resources Corp. and International Corona Corporation. He is currently a director of Allied Nevada Gold Corp. and Eurogas International Inc., and an advisor to Canaccord Genuity Corp.

Jerry Korpan

Jerry Korpan is based in London, England. He was Managing Director of Yorkton Securities UK until 1999 and a director of Bema from 2002 to 2007 and was the Executive Director of Emergis Capital S.A., a company operating out of Antwerp, Belgium until 2011. Mr. Korpan is currently a director of Mitra Energy Limited, an independent oil company operating in South East Asia, and Midas Gold Corporation.

Barry Rayment

Dr. Barry Rayment is a mining geologist with 35 years of experience in base and precious metal exploration and development. Dr. Rayment obtained his Ph.D. in Mining Geology at the Royal School of Mines, London. He is the former President of Bema from 1990 to 1993 and a director of Bema from 1988 to 2007. Dr. Rayment was the President of Mining Assets Corporation, a private company, which provided consulting services to the mining industry between 1993 and 2010. He is currently a mining industry consultant based in Laguna Beach, California. Dr. Rayment is currently a director of Americas Bullion Royalty Corp.

Bongani Mtshisi

Bongani Mtshisi is a Mining Engineer by training with more than 12 years of experience working in key commodity sectors such as platinum, gold, diamond, nickel and copper (Anglo Platinum, Debeers/HUF joint venture and Sub Nigel Gold). Mr. Mtshisi is currently the CEO of BSC Resources Ltd. (“BSC”), a company that is involved in the exploration and development of copper and nickel commodities in South Africa. Mr. Mtshisi was also a founding member of Auryx, a leader in Namibian gold exploration and development, focused on generating shareholder value through the acquisition, discovery, growth, and development of gold resources. Mr. Mtshisi has a National diploma in Metalliferous Mining and a National Certificate in Project Management from The Technikon Witwatersrand in South Africa.

Michael Carrick

Michael Carrick is a Chartered Accountant with over 20 years of experience in the resources sector. He is currently Chairman of Ratel Group and was previously Chairman and CEO of CGA, Chairman of AGR Limited and CEO of Resolute Limited, an Australian listed company. Prior to joining Resolute Limited, Mr. Carrick was a senior international partner of Arthur Andersen. He has been responsible for the development of seven major gold mines in five countries, including the development of the first major gold mines in Tanzania and Mongolia, and most recently the largest gold mine in the Philippines.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

no director or executive officer of the Company is, as at the date of this Annual Information Form, or was within 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company), that:

	(i)	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of this subsection (a), “order” means a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days.

(b)	no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially control of the Company:

(i)

is, as at the date of this Annual Information Form, or has been within the 10 years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robert Gayton, a director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on September 30, 2003 and by the Alberta Securities Commission (“ASC”) on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a director of the Company, was an officer of Kinross at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision regarding the Company.

John Ivany, a director of the Company, was the subject of enforcement proceedings by the ASC in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the ASC found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of C$20,000.

Mr. Ivany was subject to a ruling by the BCSC dated December 19, 1990 in connection with his position as a director and officer of Prime Resources Corporation (“Prime”) and Calpine Resources Inc. (“Calpine”). The BCSC found that Prime and Calpine, as applicable, contravened the Securities Act (British Columbia) by: (a) failing to provide material disclosure of drilling results prior to granting or repricing options; (b) failing to disclose, on a timely basis, information regarding a private placement by Calpine where Prime was the purchaser of two million units and the effect of the private placement on the control of Calpine (Calpine was also found to have misled the Vancouver Stock Exchange by representing that the private placement was to be brokered by Prime Equities and that there were no material changes in the affairs of Calpine not previously disclosed); and (c) failing to disclose, on a timely basis, a default by Canarim Investment Corporation under a guaranteed agency agreement in respect of one million units under a public offering of Prime. The BCSC ruling suspended Mr. Ivany from trading in shares for a period of one year.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such conflict of interest arises at a meeting of the Company’s board of directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the BCBCA, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. See “Risk Factors”. The directors and officers of the Company are not aware of any such conflicts of interests.

AUDIT COMMITTEE

The Company has established an Audit Committee that operates under a charter approved by the board of directors of the Company. A copy of the Audit Committee Charter is set out in full in Schedule A to this Annual Information Form. It is the board of directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the board of directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee will review the effectiveness of the Company’s financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee will oversee and appraise the quality of the external audit and will review the Company’s financial reporting and practices, accounting policies, and the competency of the Company’s accounting department.

Composition of the Audit Committee

All members of the Audit Committee are: (i) independent within the meaning of National Instrument 52-110 — Audit Committees (“NI 52-110”), which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the board of directors, reasonably interfere with the exercise of a member’s independent judgment; and (ii) are considered to be financially literate under NI 52-110. The members of the Audit Committee are: Robert Gayton (Chairman), Barry Rayment and John Ivany.

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Barry D. Rayment, Ph.D.

Dr. Rayment is a mining geologist with over 35 years of experience in base and precious metals exploration. Dr. Rayment was the President of Mining Assets Corporation, a private mineral consulting firm that provides geological services to the mining industry, between 1993 and 2010. He is currently a mining industry consultant and a director of a public exploration and mining company. He obtained a Ph.D in mining geology from the Royal School of Mines, London (1974).

Robert J. Gayton, B.Comm. Ph.D, FCA

Dr. Gayton is a Chartered Accountant and obtained a Ph.D in accounting/finance from the University of California, Berkeley in 1973. Dr. Gayton was a member of the business school faculties at Berkeley and the University of British Columbia from 1965 to 1974. In 1974, Dr. Gayton left academia to join Peat Marwick Mitchell (now KPMG LLP) and established their professional development program. He became a partner in 1976 and transferred to the audit practice in 1979. In 1987, Dr. Gayton left the firm to join a client and since that time has acted as financial advisor/officer to various resource based companies.

John W. Ivany, LLB.

Mr. Ivany has served as a director of the Company since 2007. Mr. Ivany has over 38 years of experience in the mining industry, having held executive positions with several resource companies.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company’s board of directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services) or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Company by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Company by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Company by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. All non-audit services performed by the Company’s auditor for the fiscal year ended December 31, 2011 have been pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

External Auditor Service Fees

The aggregate fees billed by the Company’s external auditors, PricewaterhouseCoopers LLP, in each of the last financial years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2012	$568,300	$389,000	Nil	Nil
2011	$449,800	$125,000	Nil	Nil

Notes:

(1)	The aggregate audit fees billed.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements which are not included under the heading “Audit Fees”.

(3)	The aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning.
(4)	The aggregate fees billed for products and services other than as set out under the headings “Audit Fees”, “Audit Related Fees” and “Tax Fees”.

LEGAL PROCEEDINGS

CGA, as the former parent company of Ratel Gold Limited (now St. Augustine Gold and Copper Limited) (“St. Augustine Gold”), has been joined in proceedings in Ghana. The proceedings had been stayed in 2012 pending the outcome of arbitral proceedings in the London Court of Arbitration (“LCIA”), however the stay was subsequently overturned. The primary defendant, CAML Ghana Limited (“CAML Ghana”) is appealing the decision and requesting to have the stay reinstated. The dispute involves Westchester Resources Limited (“Westchester”) and CAML Ghana both Ghanaian entities, and relates to a joint venture agreement between them. Westchester is disputing CAML Ghana’s claim that it holds a 51% interest in a joint venture property.

While neither Westchester nor CAML Ghana are related to CGA, Westchester has joined CGA in the dispute with CAML Ghana on the basis that St. Augustine Gold was once a subsidiary of CGA, even though CGA was not a party to the disputed documents or transactions. St. Augustine Gold had, subsequent to its listing on the TSX, entered into an agreement to acquire CAML Ghana and the joint venture interest was then moved to Ratel Group as part of the spin out to St. Augustine shareholders. However, due to the fact that government consent to the change of control of CAML Ghana was not obtained, the acquisition was ultimately terminated.

Subsequent to the proceedings in Ghana initially being stayed, CGA joined the LCIA arbitration in order to take advantage of any decision of the LCIA. The parties, including CGA, will seek to have the LCIA decision enforced in Ghana in order to prevent Westchester recommencing proceedings in Ghana.

Subsequent to filing its Statement of Defence in the LCIA Arbitration, Westchester advised the LCIA that is was withdrawing from the proceedings. The proceedings however are continuing and, notwithstanding Westchester’s claim for substantial damages against all of the defendents, the Company does not believe that any allegation of actual breach of contract or law on the part of the Company (or its subsidiaries) has been made, and that there is no valid basis for any such claim. Accordingly, the Company believes its exposure to any adverse outcome is not material.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or shareholder holding on record or beneficially, directly or indirectly, more than 10% of the issued shares of the Company, or any of their respective associates or affiliates has any material interest, direct or indirect, in any transaction in which the Company has participated prior to the date of this Annual Information Form, or in any proposed transaction, which has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its offices in Toronto, Ontario and Vancouver, British Columbia.

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts that the Company has entered in the financial year ended December 31, 2012, or before the last financial year but still in effect, are as follows:

1.

Credit agreement dated for reference November 6, 2009, as amended February 12, 2010 and March 28, 2012, between the Company and Macquarie Bank Limited (“Macquarie”) pursuant to which the Company obtained a credit facility in the amount of $25,000,000.

2.	Arrangement agreement dated November 10, 2011 between the Company and Auryx pursuant to which the Company agreed to acquire all of the issued and outstanding securities of Auryx.

3.	Auryx Agreement.

4.	Merger Agreement.

Copies of the above material contracts are available under the Company’s profile on the SEDAR.

INTERESTS OF EXPERTS

The persons referred to below have been named as having prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under NI 51-102 during, or relating to, the Company’s financial year ended December 31, 2012.

William Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2009 Limon Technical Report.

Brian Scott, P.Geo., is the author responsible for the Jabali Technical Report.

Donald E. Hulse, P.E., is the author responsible for the 2012 Gramalote Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for the 2008 Limon Technical Report.

William N. Pearson, Ph.D., P.Geo., and Graham Speirs, P.Eng., are the authors responsible for La Libertad Technical Report.

Bill Lytle, P.E., M.Sc., B.Sc., Tom Garagan, P.Geo, B.Sc., Alan Naismith, Pr.Eng., M.Eng., Hermanus Kriel, Pr.Eng., B.Eng., Glenn Bezuidenhout, Pr. Eng., FSAIMM, Graham Smith, Pr.Eng., B.Sc. Eng., Guy Wiild, Pr.Eng., M.Sc., B.Sc. and Werner Petrick, Certified Environmental Practitioner, B.Sc. Eng., M.Env. Mgt., are the authors responsible for the Otjikoto Feasibility Study.

Mark Wanless, Pr.Sci.Nat., and Shaun Crisp, Pr.Sci.Nat., are the authors responsible for the Otjikoto Technical Report.

To the knowledge of the Company, none of the persons above held, at the time of or after such person prepared the statement, report or valuation, any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of its associates or affiliates or is or is expected to be elected, appointed or employed as a director, office or employee of the Company or of any associate or affiliate of the Company.

PricewaterhouseCoopers LLP, Chartered Accountants, provided an auditor’s report in respect to the Company’s financial statements for the year ended December 31, 2012 dated March 27, 2013. PricewaterhouseCoopers LLP has advised the Company that they are independent with respect to the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ADDITIONAL INFORMATION

Additional information, including that relating to directors’ and officers’ remuneration, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, interests of insiders in material transactions and corporate governance practices, is contained in the Company’s management information circular for the annual general meeting of shareholders held on June 8, 2012.

Additional financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the year ended December 31, 2012, which will be available under the Company’s profile on the SEDAR website at www.sedar.com.

Copies of all materials incorporated by reference herein and additional information relating to the Company are available under the Company’s profile on the SEDAR website at www.sedar.com.

Dated March 28, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

“Clive Johnson”

Clive Johnson
President & Chief Executive Officer

SCHEDULE A
AUDIT COMMITTEE CHARTER

Effective February 6, 2008

1.	Overall Purpose/Objectives

The Audit Committee (the “Committee”) will assist the Board of Directors of the Company (the “Board”) in fulfilling its responsibilities. The Committee will oversee the financial reporting process, the system of internal control and management of financial risks, the audit process, and the Company’s process for monitoring compliance with laws and regulations and its own code of business conduct. In performing its duties, the Committee will maintain effective working relationships with the Board, management, and the external auditors and monitor the independence of those auditors. To perform his or her role effectively, each Committee member will obtain an understanding of the responsibilities of Committee membership as well as the Company’s business, operations and risks.

2.	Authority

2.1.

The Board authorizes the Committee, within the scope of its responsibilities, to seek any information it requires from any employee and from external parties, to obtain outside legal or professional advice and to ensure the attendance of Company officers at meetings, as the Committee deems appropriate.

2.2.

The Committee shall receive appropriate funding, as determined by the Committee, for payment of compensation to the external auditors and to any legal or other advisers employed by the Committee, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

3.	Composition, Procedures and Organization

	3.1.	The Committee will be comprised of at least three members of the Board.

	3.2.	Except as permitted by all applicable legal and regulatory requirements:

(a) each member of the Committee shall be “independent” as defined in accordance with Canadian Multilateral Instrument 52-110 – Audit Committee; and

(b)

each member of the Committee will be “financially literate” with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

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3.3.

The Board, at its organizational meeting held in conjunction with each annual general meeting of the shareholders, will appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

3.4.	The Committee shall elect from its members a Chairman. The Secretary shall be elected from its members, or shall be the Secretary, or the Assistant or Associate Secretary, of the Company.

3.5.	Any member of the Committee may be removed or replaced at any time by the Board. A member shall cease to be a member of the Committee upon ceasing to be a director of the Company.

3.6.	Meetings shall be held not less than quarterly. Special meetings shall be convened as required. External auditors may convene a meeting if they consider that it is necessary.

3.7.	The times and places where meetings of the Committee shall be held and the procedures at such meetings shall be as determined, from time to time, by the Committee.

3.8.

Notice of each meeting of the Committee shall be given to each member of the Committee. Subject to the following, notice of a meeting shall be given orally or by letter, telex, telegram, electronic mail, telephone facsimile transmission or telephone not less than 48 hours before the time fixed for the meeting. Notice of regular meetings need state only the day of the week or month, the place and the hour at which such meetings will be held and need not be given for each meeting. Members may waive notice of any meeting.

3.9.

The Committee will invite the external auditors, management and such other persons to its meetings as it deems appropriate. However, any such invited persons may not vote at any meetings of the Committee.

3.10.

A meeting of the Committee may be held by means of such telephonic, electronic or other communications facilities as permit all persons participating in the meeting to communicate adequately with each other during the meeting.

3.11.

The majority of the Committee shall constitute a quorum for the purposes of conducting the business of the Committee. Notwithstanding any vacancy on the Committee, a quorum may exercise all of the powers of the Committee.

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3.12.

Any decision made by the Committee shall be determined by a majority vote of the members of the Committee present or by consent resolution in writing signed by each member of the Committee. A member will be deemed to have consented to any resolution passed or action taken at a meeting of the Committee unless the member dissents.

3.13.	A record of the minutes of, and the attendance at, each meeting of the Committee shall be kept. The approved minutes of the Committee shall be circulated to the Board forthwith.

3.14.

The Committee shall report to the Board on all proceedings and deliberations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board or the articles of the Company may require or as the Committee in its discretion may consider advisable.

3.15.

The Committee will have access to such officers and employees of the Company and to such information respecting the Company, as it considers to be necessary or advisable in order to perform its duties and responsibilities.

4.	Roles and Responsibilities

The roles and responsibilities of the Committee are as follows.

	4.1.	Oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company.

	4.2.	Review with management its philosophy with respect to controlling corporate assets and information systems, the staffing of key functions and its plans for enhancements.

	4.3.	Review the terms of reference and effectiveness of any internal audit process, and the working relationship between internal financial personnel and the external auditor.

	4.4.	Gain an understanding of the current areas of greatest financial risk and whether management is managing these effectively.

4.5.

Review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements, reviewing with management and the external auditor where appropriate.

	4.6.	Review any legal matters which could significantly impact the financial statements as reported on by the General Counsel and meet with outside counsel whenever deemed appropriate.

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4.7.

Review the annual financial statements and the results of the audit with management and the external auditors prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.8.

Review the interim financial statements with management prior to the release or distribution of such statements, and obtain an explanation from management of all significant variances between comparative reporting periods.

4.9.

Review all public disclosure concerning audited or unaudited financial information before its public release and approval by the Board, including management’s discussion and analysis, financial information contained in any prospectus, private placement offering document, annual report, annual information form, takeover bid circular, and any annual and interim earnings press releases, and determine whether they are complete and consistent with the information known to Committee members.

4.10.	Assess the fairness of the financial statements and disclosures, and obtain explanations from management on whether:

(a) actual financial results for the financial period varied significantly from budgeted or projected results;

(b) generally accepted accounting principles have been consistently applied;

(c) there are any actual or proposed changes in accounting or financial reporting practices; and

(d) there are any significant, complex and/or unusual events or transactions such as related party transactions or those involving derivative instruments and consider the adequacy of disclosure thereof.

4.11.	Determine whether the auditors are satisfied that the financial statements have been prepared in accordance with generally accepted accounting principles.

4.12.	Focus on judgmental areas, for example those involving valuation of assets and liabilities and other commitments and contingencies.

4.13.	Review audit issues related to the Company’s material associated and affiliated companies that may have a significant impact on the Company’s equity investment.

4.14.	Ascertain whether any significant financial reporting issues were discussed by management and the external auditor during the fiscal period and the method of resolution.

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4.15.	Review and resolve any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

4.16.	Recommend to the Board the selection of the firm of external auditors to be proposed for election as the external auditors of the Company.

4.17.

Review and approve the proposed audit plan and the external auditors’ proposed audit scope and approach with the external auditor and management and ensure no unjustifiable restriction or limitations have been placed on the scope.

4.18.

Explicitly approve, in advance, all audit and non-audit engagements of the external auditors; provided, however, that non-audit engagements may be approved pursuant to a pre-approval policy established by the Committee that (i) is detailed as to the services that may be pre-approved, (ii) does not permit delegation of approval authority to the Company’s management, and (iii) requires that the delegatee or management inform the Committee of each service approved and performed under the policy. Approval for minor non-audit services is subject to applicable securities laws.

4.19.

If it so elects, delegate to one or more members of the Committee the authority to grant such pre-approvals. The delegatee’s decisions regarding approval of services shall be reported by such delegatee to the full Committee at each regular Committee meeting.

4.20.

Subject to the grant by the shareholders of the authority to do so, if required, review the appropriateness and reasonableness of the compensation to be paid to the external auditors and make a recommendation to the Board regarding such compensation.

4.21.

Oversee the independence of the external auditors. Obtain from the external auditors a formal written statement delineating all relationships between the external auditors and the Company. Actively engage in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

4.22.	Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

4.23.

Review the performance of the external auditors, and in the event of a proposed change of auditor, review all issues relating to the change, including the information to be included in any notice of change of auditor as required under applicable securities laws, and the planned steps for an orderly transition.

4.24.	Review the post-audit or management letter, containing the recommendations of the external auditor, and management’s response and subsequent follow-up to any identified weakness.

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4.25.

Review the evaluation of internal controls and management information systems by the external auditor, and, if applicable, the internal audit process, together with management’s response to any identified weaknesses and obtain reasonable assurance that the accounting systems are reliable and that the system of internal controls is effectively designed and implemented.

4.26.	Gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

4.27.

Review the process under which the Chief Executive Officer and the Chief Financial Officer evaluate and report on the effectiveness of the Company’s design of internal control over financial reporting and disclosure controls and procedures.

4.28.

Obtain regular updates from management and the Company’s legal counsel regarding compliance matters, as well as certificates from the Chief Financial Officer as to required statutory payments and bank covenant compliance and from senior operating personnel as to permit compliance.

4.29.	Establish a procedure for the:

(a) confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters,

(b) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters.

4.30.	Meet separately with the external auditors to discuss any matters that the Committee or auditors believe should be discussed privately.

4.31.	Endeavour to cause the receipt and discussion on a timely basis of any significant findings and recommendations made by the external auditors.

4.32.	Ensure that the Board is aware of matters which may significantly impact the financial condition or affairs of the business.

4.33.	Review and assess the adequacy of insurance coverage, including directors’ and officers’ liability coverage.

4.34.	Perform other functions as requested by the full Board.

4.35.

If it deems necessary, institute special investigations and, if it deems appropriate, hire special counsel or experts to assist, and set the compensation to be paid to such special counsel or other experts.

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5.	General

In addition to the foregoing, the Committee will:

	(a)	assess the Committee’s performance of the duties specified in this charter and report its finding(s) to the Board;

	(b)	review and assess the adequacy of this charter at least annually and recommend any proposed changes to the Board for approval; and

	(c)	perform such other duties as may be assigned to it by the Board from time to time or as may be required by any applicable stock exchanges, regulatory authorities or legislation.

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